UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 01, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Final Results dated 01 March 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 01, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 01, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays Bank PLC
Results Announcement
31 December 2015

BARCLAYS BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 1026167

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries and the term Barclays Bank PLC Group refers to Barclays Bank PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2015 to the corresponding twelve months of 2014 and balance sheet analysis as at 31 December 2015 with comparatives relating to 31 December 2014. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; and the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; '€m' and '€bn' represent millions and thousands of millions of Euros respectively.

References throughout this document to 'provisions for ongoing investigation and litigation including Foreign Exchange' means 'provisions held for certain aspects of ongoing investigations involving certain authorities and litigation including Foreign Exchange.'

Adjusted profit before tax, adjusted attributable profit and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. Adjusting items are considered to be significant but not representative of the underlying business performance. Items excluded from the adjusted measures are: the impact of own credit; provisions for UK customer redress; gain on US Lehman acquisition assets; provision for ongoing investigations and litigation including Foreign Exchange; losses on sale relating to the Spanish and Portuguese businesses; Education, Social Housing and Local Authority (ESHLA) valuation revision; and gain on valuation of a component of the defined retirement benefit liability. As management reviews adjusting items at a Group level, results by business are presented excluding these items. The reconciliations of adjusted to statutory performance is done at a Group level only.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at www.Barclays.com/results.

The information in this announcement, which was approved by the Board of Directors on 29 February 2016 does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2015, which includes certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contains an unqualified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 20-F to the SEC as soon as practicable following their publication. Once furnished to the SEC, copies of the Form 20-F will also be available from the Barclays Investor Relations website www.barclays.com/investorrelations and from the SEC's website at http://www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Forward Looking Statement

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2015), which are available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise

Basis of Preparation

More extensive disclosures are contained in the Barclays PLC Results Announcement for the year ended 31 December 2015, attached, including risk exposures and business performance, which are materially the same as those for Barclays Bank PLC.

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group's ultimate parent company. The business activities of Barclays Bank PLC Group and Barclays PLC Group are fundamentally the same as the only difference is the holding company, Barclays PLC. Reporting differences between Barclays Bank PLC and Barclays PLC are driven by the holding company and resulting differences in funding structures. The significant differences are described below.

Instrument Type	Barclays PLC £m	Barclays Bank PLC £m	Primary reason for difference
Preference shares	-	5,486
     Preference shares and capital notes issued by Barclays Bank PLC are included within share capital in Barclays Bank PLC, and presented as non-controlling interests in the financial statements of
     Barclays PLC Group.

Other shareholders' equity	-	485
Non-controlling interests (NCI)	6,054	1,914
Treasury shares	(68)	-
     Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within
     Barclays Bank PLC. Barclays PLC deducts these treasury shares from shareholders' equity.

Capital Redemption Reserve (CRR)	394	24	Arising from the redemption or exchange of Barclays PLC or Barclays Bank PLC shares respectively.

Barclays Bank PLC Contingent Capital Notes (CCNs)
Barclays Bank PLC has in issue two series of contingent capital notes (CCNs). These both pay interest and principal to the holder unless the consolidated CRD IV CET 1 ratio (FSA October 2012 transitional statement) of Barclays PLC falls below 7%, in which case they are cancelled from the consolidated perspective. The coupon payable on the CCNs is higher than a market rate of interest for a similar note without this risk.

The accounting for these instruments differs between the consolidated financial statements of Barclays PLC and Barclays Bank PLC as follows:

•
In the case of the 7.625% CCN issuance, the cancellation is effected by an automatic legal transfer of title from the holder to Barclays PLC. In these circumstances, Barclays Bank PLC remains liable to Barclays PLC. Barclays Bank PLC does not benefit from the cancellation feature although it pays a higher than market rate for a similar note, and therefore the initial fair value of the note recognised was higher than par. The difference between fair value and par is amortised to the income statement over time.

•
In the case of the 7.75% CCN issuance, the cancellation is directly effected in Barclays Bank PLC. For Barclays Bank PLC, the cancellation feature is separately valued from the host liability as an embedded derivative with changes in fair value reported in the income statement. The initial fair value of the host liability recognised was higher than par by the amount of the initial fair value of the derivative and the difference is amortised to the income statement over time.

Cash flow hedge

Barclays Bank PLC is no longer expected to be exposed to floating rate cash flows on assets which had previously been designated in cash flow hedges. This is as a direct result of anticipated bank ring fencing and the anticipated transfer of these assets to an entity which is not expected to be consolidated by Barclays Bank PLC (although is expected to be consolidated by Barclays PLC).

As a result, Barclays Bank PLC has recycled amounts which had been deferred into the cash flow hedge reserve pertaining to these cash flows and has prospectively discontinued its hedge accounting relationships on these cash flows, which has increased its income statement volatility. During Q4 2015 this has resulted in a net pre-tax income of £692m.

Statement of Directors' Responsibilities

Each of the Directors (the names of whom are set out below) confirm that:

-
to the best of their knowledge, the condensed consolidated financial statements (set out on pages 3 to 8), which have been prepared in accordance with the IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole. The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2015 included in the Annual Report; and

-
to the best of their knowledge, the management information (set out on pages 3 to 8) includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Signed on behalf of the Board by

Jes Staley                                                         Tushar Morzaria
Group Chief Executive                                     Group Finance Director

Barclays Bank PLC Board of Directors:

Chairman John McFarlane	Executive Directors Jes Staley (Group Chief Executive) Tushar Morzaria (Group Finance Director)
Non-executive Directors
Mike Ashley
Tim Breedon CBE
Crawford Gillies
Sir Gerry Grimstone
Reuben Jeffery III
Wendy Lucas-Bull
Dambisa Moyo
Frits van Paasschen
Diane de Saint Victor
Diane Schueneman
Stephen Thieke

Condensed Consolidated Income Statement (audited)
			Year Ended	Year Ended
Continuing Operations			31.12.15	31.12.14
		Notes1	£m	£m
Net interest income			13,313	12,138
Net fee and commission income			7,916	8,188
Net trading income			3,627	3,310
Net investment income			1,138	1,328
Net premiums from insurance contracts			709	669
Other income			52	182
Total income			26,755	25,815
Net claims and benefits incurred on insurance contracts			(533)	(480)
Total income net of insurance claims			26,222	25,335
Credit impairment charges and other provisions			(2,114)	(2,168)
Net operating income			24,108	23,167

Staff costs			(9,960)	(11,005)
Administration and general expenses			(10,717)	(9,418)
Operating expenses			(20,677)	(20,423)

Loss on disposal of undertakings and share of results of associates and joint ventures			(590)	(435)
Profit before tax			2,841	2,309
Tax			(1,603)	(1,455)
Profit after tax			1,238	854

Attributable to:
Equity holders of the parent			911	528
Non-controlling interests		1	327	326
Profit after tax			1,238	854

1 For notes specific to Barclays Bank PLC see page 8 and for those that also relate to Barclays PLC see pages 47 to 54 in the Barclays PLC Results Announcement.
2 Net investment income in 2014 includes the £461m gain on US Lehman acquisition assets.

Condensed Consolidated Statement of Profit or Loss and other Comprehensive Income (audited)
		Year Ended	Year Ended
Continuing Operations		31.12.15	31.12.14
	Notes1	£m	£m
Profit after tax		1,238	854

Other comprehensive (loss)/income that may be recycled to profit or loss:
Currency translation reserve		(476)	486
Available for sale reserve		(246)	426
Cash flow hedge reserve		(1,146)	1,540
Other		19	(19)
Total comprehensive (loss)/income that may be recycled to profit or loss		(1,849)	2,433

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements		914	205

Other comprehensive (loss)/income for the period		(935)	2,638

Total comprehensive income for the period		303	3,492

Attributable to:
Equity holders of the parent		457	3,245
Non-controlling interests	1	(154)	247
Total comprehensive income/(loss) for the period		303	3,492

1	For notes specific to Barclays Bank PLC see page 8 and for those that also relate to Barclays PLC see pages 47 to 54 in the Barclays PLC Results Announcement.

Condensed Consolidated Balance Sheet (audited)
		As at	As at
		31.12.15	31.12.14
Assets	Notes1	£m	£m
Cash and balances at central banks		49,711	39,695
Items in the course of collection from other banks		1,011	1,210
Trading portfolio assets		77,398	114,755
Financial assets designated at fair value		76,830	38,300
Derivative financial instruments		327,870	440,076
Available for sale financial investments		90,304	86,105
Loans and advances to banks		41,829	42,657
Loans and advances to customers		399,217	427,767
Reverse repurchase agreements and other similar secured lending		28,187	131,753
Current tax assets and deferred tax assets		4,880	4,464
Prepayments, accrued income and other assets		10,391	19,178
Investments in associates and joint ventures		573	711
Goodwill		4,605	4,887
Intangible assets		3,617	3,293
Property, plant and equipment		3,468	3,786
Retirement benefit assets		836	56
Total assets		1,120,727	1,358,693

Liabilities
Deposits from banks		47,080	58,390
Items in the course of collection due to other banks		1,013	1,177
Customer accounts		418,307	427,868
Repurchase agreements and other similar secured borrowing		25,035	124,479
Trading portfolio liabilities		33,967	45,124
Financial liabilities designated at fair value		91,745	56,972
Derivative financial instruments		324,252	439,320
Debt securities in issue		69,150	86,099
Subordinated liabilities		21,955	21,685
Accruals, deferred income and other liabilities		16,609	24,547
Current tax and deferred tax liabilities		1,030	1,278
Provisions		4,142	4,135
Retirement benefit liabilities		423	1,574
Total liabilities		1,054,708	1,292,648

Equity
Called up share capital and share premium	3	14,472	14,472
Other reserves		933	2,322
Retained earnings		43,350	42,650
Shareholders' equity attributable to ordinary shareholders of the parent		58,755	59,444
Other equity instruments	4	5,350	4,350
Total equity excluding non-controlling interests		64,105	63,794
Non-controlling interests	1	1,914	2,251
Total equity		66,019	66,045

Total liabilities and equity		1,120,727	1,358,693

1	For notes specific to Barclays Bank PLC see page 8 and for those that also relate to Barclays PLC see pages 47 to 54 in the Barclays PLC Results Announcement.

Condensed Consolidated Statement of Changes in Equity (audited)

	Called up Share Capital and Share Premium1	Other Equity Instruments1	Other Reserves	Retained Earnings	Total	Non-controlling Interests2	Total Equity
Year Ended 31.12.15	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2015	14,472	4,350	2,322	42,650	63,794	2,251	66,045
Profit after tax	-	345	-	566	911	327	1,238
Other comprehensive profit after tax for the period	-	-	(1,389)	935	(454)	(481)	(935)
Issue and exchange of equity instruments	-	1,000	-	-	1,000	-	1,000
Redemption of preference shares	-	-	-	-	-	-	-
Coupons paid on other equity instruments	-	(345)	-	70	(275)	-	(275)
Equity settled share schemes	-	-	-	571	571	-	571
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(755)	(755)	-	(755)
Dividends paid	-	-	-	(876)	(876)	(209)	(1,085)
Dividends paid on preference shares and other shareholders' equity	-	-	-	(343)	(343)	-	(343)
Capital contribution from Barclays PLC	-	-	-	560	560	-	560
Other reserve movements	-	-	-	(28)	(28)	26	(2)
Balance at 31 December 2015	14,472	5,350	933	43,350	64,105	1,914	66,019

Year Ended 31.12.14	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2014	14,494	2,078	(233)	44,670	61,009	2,211	63,220
Profit after tax	-	250	-	278	528	326	854
Other comprehensive profit after tax for the period	-	-	2,531	186	2,717	(79)	2,638
Issue and exchange of equity instruments	(15)	2,272	16	(1,683)	590	-	590
Redemption of preference shares	(7)	-	8	(792)	(791)	-	(791)
Coupons paid on other equity instruments	-	(250)	-	54	(196)	-	(196)
Equity settled share schemes	-	-	-	693	693	-	693
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(866)	(866)	-	(866)
Dividends paid	-	-	-	(821)	(821)	(190)	(1,011)
Dividends paid on preference shares and other shareholders' equity	-	-	-	(441)	(441)	-	(441)
Capital contribution from Barclays PLC	-	-	-	1,412	1,412	-	1,412
Other reserve movements	-	-	-	(40)	(40)	(17)	(57)
Balance at 31 December 2014	14,472	4,350	2,322	42,650	63,794	2,251	66,045

1	Details of share capital and other equity Instruments are shown on page 8.
2	Details of Non-controlling Interests are shown on page 8.

Condensed Consolidated Cash Flow Statement (audited)
			Year Ended	Year Ended
Continuing Operations			31.12.15	31.12.14
			£m	£m
Profit before tax			2,841	2,309
Adjustment for non-cash items			5,340	4,728
Changes in operating assets and liabilities			8,906	(17,538)
Corporate income tax paid			(1,643)	(1,590)
Net cash from operating activities			15,444	(12,091)
Net cash from investing activities			(8,434)	10,661
Net cash from financing activities			243	(1,414)
Effect of exchange rates on cash and cash equivalents			824	(431)
Net increase/(decrease) in cash and cash equivalents			8,077	(3,275)
Cash and cash equivalents at beginning of the period			78,479	81,754
Cash and cash equivalents at end of the period			86,556	78,479
Financial Statement Notes 1. Non-controlling Interests

	Profit Attributable to Non-controlling Interest		Equity Attributable to Non-controlling Interest
	Year Ended	Year Ended	As at	As at
	31.12.15	31.12.14	31.12.15	31.12.14
	£m	£m	£m	£m
Barclays Africa Group Limited	325	320	1,902	2,247
Other non-controlling interests	2	6	12	4
Total	327	326	1,914	2,251

2. Dividends on Ordinary Shares

	Year Ended 31.12.15	Year Ended 31.12.14
Dividends paid during the period	£m	£m
Final dividend paid during period	476	512
Interim dividends paid during period	400	309
Total	876	821

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

3. Called Up Share Capital

Ordinary Shares

At 31 December 2015 and 31 December 2014 the issued ordinary share capital of Barclays Bank PLC, comprised 2,342 million ordinary shares of £1 each.

Preference Shares

At 31 December 2015 the issued preference share capital of Barclays Bank PLC comprised 1,000 (2014: 1,000) Sterling Preference Shares of £1 each; 31,856 (2014: 31,856) Euro Preference Shares of €100 each; 20,930 (2014: 20,930) Sterling Preference Shares of £100 each; 58,133 (2014: 58,133) US Dollar Preference Shares of $100 each; and 237 million (2014: 237 million) US Dollar Preference Shares of $0.25 each.

4. Other Equity Instruments

Other Equity Instruments of £5,350m (2014: £4,350m) include Additional Tier 1 (AT1) securities issued by Barclays Bank PLC. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.
In 2015 there was one issuance of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with a principal amount of £1.0bn

Appendix: Barclays PLC Results Announcement

Barclays PLC
Results Announcement
31 December 2015
Table of Contents

Results Announcement	Page
Group Chief Executive Officer - Strategy Update	2-4
Performance Highlights	6-8
Group Chief Executive Officer's Review	9
Group Finance Director's Review	10-12
Results by Business
• Personal and Corporate Banking	14-15
• Barclaycard	16-17
• Africa Banking	18-19
• Investment Bank	20-21
• Head Office	22
• Barclays Non-Core	24-25
Quarterly Results Summary	26-27
Quarterly Core Results by Business	28-32
Performance Management
• Returns and equity by Business	33-34
• Margins and balances	35
• Remuneration	36-37
Risk Management
• Funding Risk - Liquidity	38-40
• Funding Risk - Capital	41-44
• Credit Risk	45
Statement of Director's Responsibilities	46
Condensed Consolidated Financial Statements	47-50
Financial Statement Notes	51-54
Shareholder Information	55

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2015 to the corresponding twelve months of 2014 and balance sheet analysis as at 31 December 2015 with comparatives relating to 31 December 2014. The abbreviations '£m' and '£bn' represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US Dollars respectively; and the abbreviations '€m' and '€bn' represent millions and thousands of millions of Euros respectively.

Comparatives pre Q214 have been restated to reflect the implementation of the Group structure changes and the reallocation of elements of the Head Office results under the revised business structure. These restatements were detailed in our announcement on 10 July 2014, accessible at www.barclays.com/barclays-investor-relations/results-and-reports.

References throughout this document to 'provisions for ongoing investigations and litigation including Foreign Exchange' mean 'provisions held for certain aspects of ongoing investigations involving certain authorities and litigation including Foreign Exchange.'

Adjusted profit before tax, adjusted attributable profit and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. Adjusting items are considered to be significant but not representative of the underlying business performance. Items excluded from the adjusted measures are: the impact of own credit; provisions for UK customer redress; gain on US Lehman acquisition assets; provisions for ongoing investigations and litigation including Foreign Exchange; losses on sale relating to the Spanish, Portuguese and Italian businesses; impairment of goodwill and other assets relating to businesses being disposed; revision of Education, Social Housing, and Local Authority (ESHLA) valuation methodology; and gain on valuation of a component of the defined retirement benefit liability. As management reviews adjusting items at a Group level, results by business, Core and Non-Core are presented excluding these items. The reconciliation of adjusted to statutory performance is done at a Group level only.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at www.barclays.com/results.

The information in this announcement, which was approved by the Board of Directors on 29 February 2016, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2015, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 20-F to the SEC as soon as practicable following their publication. Once furnished with the SEC, copies of the Form 20-F will also be available from the Barclays Investor Relations website www.barclays.com/investorrelations and from the SEC's website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme and the Group Strategy Update, rundown of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries exiting the Eurozone; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2015), which are available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Group Chief Executive Officer - Strategy Update

In addition to our financial results for 2015 released today, I am announcing initiatives to accelerate our strategy and simplify the Group, as we prepare for regulatory ring-fencing requirements.

•	2015 results show our Core business is a strong base on which to build, with Core adjusted earnings per share of 25.7p, as detailed in the rest of this results release
•	Barclays has a clear path to deliver strong returns to shareholders whilst maintaining focus on our values
•	Simplification of the Group to focus on two core divisions - Barclays UK and Barclays Corporate & International
•	Package of measures to deliver our strategy and manage through remaining legacy headwinds:
− Intention to sell down stake in Barclays Africa Group Limited (BAGL) to a level which permits accounting and regulatory deconsolidation over the next two to three years
−
One-time enlargement of Non-Core, with transfer of approximately £8bn risk weighted assets (RWAs): accelerated run down particularly in 2016, reconfirming guidance of around £20bn RWAs for Non-Core by end of 2017 despite perimeter enlargement

− Full year 2015 dividend of 6.5p; intention to pay 3.0p dividend for 2016 and 2017. Expect to pay out a significant proportion of earnings in dividends to shareholders over time
− Cost guidance for 2016 of £12.8bn for new core (excluding BAGL)
•	New Group financial targets focused on Return on Tangible Equity, Common Equity Tier 1 ratio, and Cost:Income ratio

Barclays - Transatlantic Consumer, Corporate and Investment Bank

At the heart of Barclays strategy is to build on our strength as a transatlantic Consumer, Corporate and Investment bank anchored in the two financial centres of the world, London and New York.

We continue to optimise our geographic footprint as we pursue improved returns, while strengthening our capital ratios still further. Barclays recently announced that the Investment Bank is closing offices in nine countries, and we are now announcing our intention to move to a non-controlling, non-consolidated investment in BAGL over time, subject to regulatory and shareholder approvals if and as required.

The proposed reduction in the stake in BAGL and accelerated rundown of Barclays Non-Core over 2016 and 2017 will result in a dramatically simplified Group, clearly focused on its key operating businesses, which from today will be run in two divisions:

1. Barclays UK

   Barclays UK is a personal and business banking franchise with true scale, built around our customers' needs with innovation at its core. It comprises our UK retail banking operations, our UK consumer credit cards business, our    UK-based wealth offering, and corporate banking for smaller businesses. With around 22 million retail customers, and  almost one million business banking clients, we are a pre-eminent UK financial services provider. This division will become our UK ring-fenced bank by 2019. On an indicative basis we estimate that this division would have approximately £70bn of RWAs, £200bn of leverage exposure and a loan to deposit ratio of around 95% as at
   31 December 2015.

2. Barclays Corporate & International

    Barclays Corporate & International is a diversified transatlantic business comprising our corporate banking franchise, which is market leading in the UK with strong international growth opportunities, our top-tier investment bank, a strong and growing US and international cards business, our international wealth offering, and leading payments capability through both corporate banking and the Barclaycard merchant acquiring expertise. Barclays Corporate &
    International has scale in wholesale banking and consumer lending, strength in our key markets, excellent growth potential, and good balance in its revenue streams, delivering further resilience and diversification. On an indicative basis we estimate that this division would have approximately £195bn of RWAs, £575bn of leverage exposure, and a loan to deposit ratio of around 85% as at 31 December 2015.

We expect that both divisions, when separately assessed, would support solid investment grade credit ratings; and both generated double digit returns on tangible equity on a proforma adjusted basis for 2015. We will be publishing a restatement document reflecting the new divisional structure ahead of our first quarter results in April.

Their creation as sibling divisions, which will become our ring fenced and non-ring fenced legal entities in due course, simplifies the Group and concentrates Barclays' competitive advantages in the right places. The simplified structure will allow investors to see much more clearly the opportunity for us to generate sustainable returns and growth in the near future.

Proposed selldown of BAGL

We are today announcing our intention to sell down our 62.3% interest in our African business, BAGL, over the coming two to three years, to a level which will permit us to deconsolidate it from an accounting and regulatory perspective, subject to shareholder and regulatory approvals if and as required.

BAGL is a well-diversified business and a high quality franchise. However the stake in BAGL presents specific challenges to Barclays as owners, such as the level of capital held in respect of BAGL, the international reach of the UK Bank Levy, the GSIB buffer, and MREL/TLAC and other regulatory requirements. BAGL is today reporting a 17% return on equity for 2015 in its standalone local currency results versus the 8.7% return reported for Africa Banking in Barclays' results.

Non-Core rundown

We have more than halved the size of Barclays Non-Core from its starting point in 2013 of £110bn of RWAs to £47bn.

We are leveraging the track record and expertise of our Non-Core management team by making a one-time expansion of the Non-Core perimeter with further businesses we plan to exit over 2016 and 2017, principally those from the Investment Bank recently announced, our Egypt and Zimbabwe businesses (which are not owned by BAGL), our Southern European cards businesses, and our Asian Wealth business. This adds around £8bn of RWAs to Non-Core as at the end of 2015.

Despite the enlargement of the Non-Core perimeter we are still guiding to Non-Core RWAs of £20bn at the end of 2017. As we accelerate the Non-Core rundown we anticipate incurring restructuring costs in Non-Core of close to £400m in 2016 and are guiding to negative income for 2016 broadly in line with the quarterly run rate of around £200m reported in Q4, excluding any incremental Education, Social Housing, and Local Authority (ESHLA) portfolio mark-to-market movements. The Non-Core perimeter enlargement adds approximately £600m to underlying Non-Core costs, but we expect to exit the majority of these in the course of 2016.

Dividends

We have declared a final dividend of 3.5p per share, making 6.5p in total for 2015. However, we intend to pay a dividend of 3.0p for 2016 and 2017. We expect to set appropriate dividends as Core and Group earnings become aligned through Non-Core run down and reduction of legacy headwinds, and we expect to pay out a significant proportion of earnings in dividends to shareholders over time. We will pay dividends semi-annually from 2016 rather than quarterly.

Financial Progress and Targets

We expect the combination of this dividend reduction and the BAGL sell-down will contribute at least 100 basis points of proforma accretion to the Group's CET1 ratio over the next two to three years, supplementing organic capital ratio accretion.

We will continue to manage down our Non-Core costs and the Core cost base, and are guiding to 2016 costs for the new core (excluding BAGL) - of £12.8bn, excluding conduct and litigation and other notable items.

We are also simplifying our financial targets for the Group going forward to focus on three key metrics, and will be aiming to achieve these targets in a reasonable timeframe, in order to deliver shareholder value:

−	Return on Tangible Equity (RoTE): As we reduce the Non-Core drag on Group returns, the Group's RoTE will converge towards the Core RoTE, and achieve attractive returns for shareholders
−	CET1 ratio: Our target will be to run the Group's CET1 ratio at 100-150 basis points above our regulatory minimum level
−	Cost:Income ratio: Our target is to reduce the Group's Cost:Income ratio to below 60%

Jes Staley, Group Chief Executive Officer

Performance Highlights

2015 results were characterised by the continued execution of the strategy
•
Group adjusted total income net of insurance claims decreased 5% to £24,528m, with Core total income in line at £24,692m (2014: £24,678m) and Non-Core total income reducing to a net expense of £164m (2014: income of £1,050m)

•
Driving efficiency remains a significant focus for the Group, with total adjusted operating expenses reducing 6% to £16,998m. Adjusted operating expenses excluding costs to achieve reduced 4% to £16,205m, driven by savings from strategic cost programmes

•
The Core business performed well reflecting continued good progress. This resulted in a 3% increase in profit before tax to £6,862m, with improvements in all Core operating businesses, including Africa Banking on a constant currency basis

•
The improved profit before tax in the Core business was driven by positive cost to income jaws across all Core operating businesses. Combined with the increase in average allocated equity of £5bn to £47bn, the return on average equity for the Core business was 9.0% (2014: 9.2%) and the return on average tangible equity was 10.9% (2014: 11.3%)

•	The accelerated rundown of the Non-Core business resulted in a 2% reduction in Group adjusted profit before tax to £5,403m due to a 24% increase in the Non-Core loss before tax to £1,459m
•
Strong progress in the rundown of the Non-Core business continued, with a further reduction in risk weighted assets of £29bn to £47bn contributing to the increase in the CET1 ratio. Non-Core leverage exposure decreased to £121bn (2014: £277bn). The announced sales of the Portuguese and Italian retail businesses in H215, due to be completed in H116, are expected to result in a further £2.5bn reduction in Non-Core risk weighted assets. Non-Core period end allocated equity reduced to £7bn (2014: £11bn)

•
Group capital and leverage ratios continued to strengthen. The fully loaded common equity tier 1 (CET1) ratio increased 110 basis points to 11.4% driven by a reduction in risk weighted assets of £44bn to £358bn. The leverage ratio increased 80 basis points to 4.5% driven by a reduction in leverage exposure of £205bn to £1,028bn

•	Statutory profit before tax reduced 8% to £2,073m after absorbing net losses on adjusting items of £3,330m (2014: £3,246m)
•	A final dividend for 2015 of 3.5p per share will be paid, resulting in a total 6.5p dividend per share for the year
Significant adjusting items:
•
Additional provisions relating to payment protection insurance (PPI) of £1,450m were made in Q415 based on an updated estimate of future redress and associated costs following a slower than expected decline in claims volumes during H215. It also reflects the Financial Conduct Authority's proposals for the introduction of the proposed 2018 complaints deadline, and proposed rules and guidance concerning the handling of PPI complaints in the light of the 2014 Supreme Court ruling in Plevin v Paragon Personal Finance Ltd. Total provisions for UK customer redress in 2015 were £2,772m (2014: £1,110m), of which £2,200m (2014: £1,270m) related to PPI redress

•
A loss of £261m was recognised in Q415 relating to the announced sale of the Italian retail banking branch network, which is due to complete in Q216. Total losses on sale relating to the Spanish, Portuguese and Italian businesses in 2015 were £580m (2014: £446m)

•
Additional provisions of £167m for ongoing investigations and litigation including Foreign Exchange were made in Q415, including the settlement reached with the New York Department of Financial Services in November 2015, in respect of its investigation into electronic trading of Foreign Exchange. Total provisions Performance Highlights in 2015 were £1,237m (2014: £1,250m)

Barclays Group results	Adjusted			Statutory
for the year ended	31.12.15	31.12.14		31.12.15	31.12.14
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	24,528	25,728	(5)	25,454	25,288	1
Credit impairment charges and other provisions	(2,114)	(2,168)	2	(2,114)	(2,168)	2
Net operating income	22,414	23,560	(5)	23,340	23,120	1
Operating expenses	(15,351)	(15,993)	4	(15,021)	(15,993)	6
UK bank levy	(476)	(462)	(3)	(476)	(462)	(3)
Litigation and conduct	(378)	(449)	16	(4,387)	(2,809)	(56)
Operating expenses excluding costs to achieve	(16,205)	(16,904)	4	(19,884)	(19,264)	(3)
Costs to achieve	(793)	(1,165)	32	(793)	(1,165)	32
Total operating expenses	(16,998)	(18,069)	6	(20,677)	(20,429)	(1)
Other net (expenses)/income	(13)	11		(590)	(435)	(36)
Profit before tax	5,403	5,502	(2)	2,073	2,256	(8)
Tax charge	(1,690)	(1,704)	1	(1,450)	(1,411)	(3)
Profit after tax	3,713	3,798	(2)	623	845	(26)
Non-controlling interests	(672)	(769)	13	(672)	(769)	13
Other equity holders1	(345)	(250)	(38)	(345)	(250)	(38)
Attributable profit/(loss)	2,696	2,779	(3)	(394)	(174)

Performance measures
Return on average tangible shareholders' equity1	5.8%	5.9%		(0.7%)	(0.3%)
Average tangible shareholders' equity (£bn)	48	48		48	47
Return on average shareholders' equity1	4.9%	5.1%		(0.6%)	(0.2%)
Average shareholders' equity (£bn)	56	56		56	55
Cost: income ratio	69%	70%		81%	81%
Loan loss rate (bps)	47	46		47	46

Basic earnings per share1	16.6p	17.3p		(1.9p)	(0.7p)
Dividend per share	6.5p	6.5p		6.5p	6.5p

Balance sheet and leverage
Net tangible asset value per share				275p	285p
Net asset value per share				324p	335p
Leverage exposure				£1,028bn	£1,233bn

Capital management
CRD IV fully loaded
Common equity tier 1 ratio				11.4%	10.3%
Common equity tier 1 capital				£40.7bn	£41.5bn
Tier 1 capital				£46.2bn	£46.0bn
Risk weighted assets				£358bn	£402bn
Leverage ratio				4.5%	3.7%

Funding and liquidity
Group liquidity pool				£145bn	£149bn
Estimated CRD IV liquidity coverage ratio				133%	124%
Loan: deposit ratio2				86%	89%

Adjusted profit reconciliation
Adjusted profit before tax				5,403	5,502
Provisions for UK customer redress				(2,772)	(1,110)
Provisions for ongoing investigations and litigation including Foreign Exchange				(1,237)	(1,250)
Losses on sale relating to the Spanish, Portuguese and Italian businesses				(580)	(446)
Gain on US Lehman acquisition assets				496	461
Own credit				430	34
Gain on valuation of a component of the defined retirement benefit liability				429	-
Impairment of goodwill and other assets relating to businesses being disposed				(96)	-
Revision of ESHLA valuation methodology				-	(935)
Statutory profit before tax				2,073	2,256

1
The profit after tax attributable to other equity holders of £345m (2014: £250m) is offset by a tax credit recorded in reserves of £70m (2014: £54m). The net amount of £275m (2014: £196m), along with non-controlling interests (NCI) is deducted from profit after tax in order to calculate earnings per share, return on average tangible shareholders' equity and return on average shareholders' equity.

2	Loan: deposit ratio for PCB, Barclaycard, Africa Banking and Non-Core retail.

Barclays Core and Non-Core adjusted results for the year ended	Barclays Core			Barclays Non-Core
	31.12.15	31.12.14		31.12.15	31.12.14
	£m	£m	% Change	£m	£m	% Change
Total income net of insurance claims	24,692	24,678	-	(164)	1,050
Credit impairment charges and other provisions	(2,036)	(2,000)	(2)	(78)	(168)	54
Net operating income/(expenses)	22,656	22,678	-	(242)	882
Operating expenses	(14,478)	(14,483)	-	(873)	(1,510)	42
UK bank levy	(398)	(371)	(7)	(78)	(91)	14
Litigation and conduct	(230)	(251)	8	(148)	(198)	25
Operating expenses excluding costs to achieve	(15,106)	(15,105)	-	(1,099)	(1,799)	39
Costs to achieve	(693)	(953)	27	(100)	(212)	53
Total operating expenses	(15,799)	(16,058)	2	(1,199)	(2,011)	40
Other net income/(expenses)	5	62	(92)	(18)	(51)	65
Profit/(loss) before tax	6,862	6,682	3	(1,459)	(1,180)	(24)
Tax (charge)/credit	(1,749)	(1,976)	11	59	272	(78)
Profit/(loss) after tax	5,113	4,706	9	(1,400)	(908)	(54)
Non-controlling interests	(610)	(648)	6	(62)	(121)	49
Other equity holders	(284)	(194)	(46)	(61)	(56)	(9)
Attributable profit/(loss)	4,219	3,864	9	(1,523)	(1,085)	(40)

Performance measures
Return on average tangible equity1	10.9%	11.3%		(5.1%)	(5.4%)
Average allocated tangible equity (£bn)	39	35		9	13
Return on average equity1	9.0%	9.2%		(4.1%)	(4.1%)
Average allocated equity (£bn)	47	42		9	13
Period end allocated equity (£bn)	48	45		7	11
Cost: income ratio	64%	65%		n/m	n/m
Loan loss rate (bps)	51	49		14	31
Basic earnings per share contribution	25.7p	24.0p		(9.1p)	(6.7p)

Capital management
Risk weighted assets	£312bn	£327bn		£47bn	£75bn
Leverage exposure	£907bn	£956bn		£121bn	£277bn

	Year ended 31.12.15	Year ended 31.12.14
Income by business	£m	£m	% Change
Personal and Corporate Banking	8,726	8,828	(1)
Barclaycard	4,927	4,356	13
Africa Banking	3,574	3,664	(2)
Investment Bank	7,572	7,588	-
Head Office	(107)	242
Barclays Core	24,692	24,678	-
Barclays Non-Core	(164)	1,050
Barclays Group adjusted total income	24,528	25,728	(5)

	Year ended 31.12.15	Year ended 31.12.14
Profit/(loss) before tax by business	£m	£m	% Change
Personal and Corporate Banking	3,040	2,885	5
Barclaycard	1,634	1,339	22
Africa Banking	979	984	(1)
Investment Bank	1,611	1,377	17
Head Office	(402)	97
Barclays Core	6,862	6,682	3
Barclays Non-Core	(1,459)	(1,180)	(24)
Barclays Group adjusted profit before tax	5,403	5,502	(2)

1
Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns. This does not represent the return on average equity and average tangible equity of the Non-Core business.

Group Chief Executive Officer's Review

"Our 2015 performance demonstrates the strength of Barclays' Core business, as well as the importance of continuing to make progress in running down Non-Core and controlling our costs to deliver the returns our shareholders deserve in a reasonable timeframe.

PCB and Barclaycard delivered excellent results, and Africa Banking also performed well despite currency headwinds. The Investment Bank year on year performance was stronger as the benefits of the strategy implemented since May 2014 were realised.

Risk weighted assets in the Non-Core were down further to £47bn, having more than halved since the unit was created, and maintaining this very good momentum is critical to our future success. Group adjusted operating expenses were nearly £100m below guidance, and we have seen our capital position strengthen further with our CET1 ratio increasing to 11.4% and our leverage ratio improving to 4.5%.

What all of this illustrates is that Barclays is fundamentally on the right path, and is, at its core, a very good business. There is of course more we need to do and areas where I believe we can move much faster to deliver the high performing Group that Barclays can and should be. 2016 will consequently be a year of accelerated delivery from a good base."

Jes Staley, Group Chief Executive Officer

Group Finance Director's Review

Income statement

Income statement commentary is based upon adjusted results unless otherwise stated.
Group performance

•
Profit before tax reduced 2% to £5,403m driven by a 24% increase in the Non-Core loss before tax to £1,459m, as a result of the continued rundown, partially offset by a 3% increase in Core profit before tax to £6,862m reflecting improvements in all Core operating businesses, including Africa Banking on a constant currency basis1

•	Income decreased 5% to £24,528m as Non-Core income reduced £1,214m to a net expense of £164m. Core income remained in line at £24,692m (2014: £24,678m)
•	Credit impairment charges reduced 2% to £2,114m with the loan loss rate remaining broadly in line at 47bps (2014: 46bps)

- Net on-balance sheet exposure to the oil and gas sector was £4.4bn (2014: £5.8bn), with contingent liabilities and commitments to this sector of £13.8bn (2014: £12.6bn). Impairment charges were £106m (2014: £1m). The ratio of the Group's net total exposures classified as strong and satisfactory was 97% (2014: 99%) of the total credit risk net exposure to this sector

•
Total operating expenses decreased 6% to £16,998m as a result of savings from strategic cost programmes, particularly in the Investment Bank and Personal and Corporate Banking (PCB), in addition to the continued rundown of Non-Core

- Costs to achieve decreased 32% to £793m. This included £82m of costs to achieve related to the sale of the US Wealth business
•
The effective tax rate on profit before tax was 31.3% (2014: 31.0%). This was less than the effective tax rate on statutory profit before tax mainly because it excluded the impact of adjusting items such as non-deductible provisions for ongoing investigations and litigation including Foreign Exchange and provisions for UK customer redress

•	Attributable profit was £2,696m (2014: £2,779m) resulting in a return on average shareholders' equity of 4.9% (2014: 5.1%) and a return on average tangible shareholders' equity of 5.8% (2014: 5.9%)
•
Statutory profit before tax was £2,073m (2014: £2,256m) which included £2,772m (2014: £1,110m) of additional provisions for UK customer redress; £1,237m (2014: £1,250m) of additional provisions for ongoing investigations and litigation including Foreign Exchange; £580m (2014: £446m) of losses on sale relating to the Spanish, Portuguese and Italian businesses; a £496m (2014: £461m) gain on US Lehman acquisition assets; an own credit gain of £430m (2014: £34m); a £429m (2014: £nil) gain on valuation of a component of the defined retirement benefit liability; and impairment of goodwill and other assets relating to businesses being disposed of £96m (2014: £nil). 2014 statutory profit before tax also included a loss of £935m (2015: £nil) relating to a revision to the ESHLA valuation methodology

•	The tax charge of £1,450m (2014: £1,411m) on statutory profit before tax of £2,073m (2014: £2,256m) represents an effective tax rate of 69.9% (2014: 62.5%)

Core performance
•
Profit before tax increased 3% to £6,862m with improvements in all Core operating businesses, including Africa Banking on a constant currency basis1, partially offset by a loss before tax in Head Office of £402m (2014: profit of £97m)

•	Income remained in line at £24,692m (2014: £24,678m)
	-	Barclaycard income increased 13% to £4,927m primarily reflecting growth in US cards through continued focus on profitable asset growth
	-	Investment Bank income remained broadly in line at £7,572m (2014: £7,588m) across Banking and Markets, with a 4% improvement in Macro, offset by a 5% reduction in Credit and a 2% reduction in Equities
	-	PCB income decreased 1% to £8,726m. Excluding the US Wealth business, PCB income was in line with prior year, as Corporate income grew 5% from balance growth and improved deposit margins
-
Africa Banking income decreased 2% to £3,574m. On a constant currency basis1 income increased 7% reflecting good growth in Retail and Business Banking (RBB) and corporate banking in South Africa, and Wealth, Investment Management and Insurance (WIMI)

-
Net interest income in PCB, Barclaycard and Africa Banking increased 5% to £12,024m driven by margin improvement in Barclaycard and Africa Banking, and volume growth in both PCB and Barclaycard. Net interest margin increased 10bps to 4.18%

	-	Head Office income decreased to a net expense of £107m (2014: income of £242m) reflecting the net expense from Treasury operations
•
Credit impairment charges increased 2% to £2,036m reflecting charges of £55m in the Investment Bank due to a number of single name exposures and a 6% increase in Barclaycard reflecting growth in the business and updates to impairment model methodologies, partially offset by a 22% reduction in PCB impairment due to the benign economic environment in the UK resulting in lower default rates and charges

•
Total operating expenses reduced 2% to £15,799m reflecting savings from strategic cost programmes, principally in the Investment Bank and PCB, and lower costs to achieve of £693m (2014: £953m). This was partially offset by increased Barclaycard operating expenses which grew 11% due to continued investment in business growth, and costs associated with the implementation of the structural reform programme in the Head Office

•
Attributable profit increased 9% to £4,219m while average allocated equity increased £5bn to £47bn as capital was redeployed from Non-Core, resulting in a Core return on average equity of 9.0% (2014: 9.2%) and return on average tangible equity of 10.9% (2014: 11.3%)

1	Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for 2015.

Non-Core performance
•	Loss before tax increased £279m to £1,459m reflecting:
-
A reduction in income of £1,214m to a net expense of £164m following assets and securities rundown, business sales, including the impact of the sales of the Spanish and UAE retail businesses, and fair value losses on the ESHLA portfolio of £359m (2014: £156m), of which £156m was in Q415, as gilt swap spreads widened

	-	An improvement in credit impairment charges to £78m (2014: £168m) driven by higher recoveries in Europe and the sale of the Spanish business
-
A reduction of £812m in total operating expenses to £1,199m due to continued rundown of the business, including the sales of the Spanish and UAE retail businesses, reduced costs to achieve, and litigation and conduct charges

•
Non-Core return on average equity dilution was 4.1% (2014: 4.1%) reflecting a £4bn reduction in average allocated equity to £9bn. Period end allocated equity reduced £4bn to £7bn, as risk weighted assets reduced £29bn to £47bn

Capital, leverage and balance sheet
•	The fully loaded CRD IV CET1 ratio increased to 11.4% (2014: 10.3%) driven by a significant reduction in risk weighted assets of £44bn to £358bn
-
Risk weighted assets reduced £29bn to £47bn in the Non-Core business due to the sale of the Spanish business and a rundown of legacy structured and credit products. The Investment Bank decreased £14bn to £108bn mainly due to a reduction in securities and derivatives, and improved RWA efficiency

	-	CET1 capital decreased £0.7bn to £40.7bn after absorbing adjusting items of £3.4bn after tax and dividends paid and foreseen of £1.4bn
•	The leverage ratio increased significantly to 4.5% (2014: 3.7%) driven by a reduction in the leverage exposure of 17% to £1,028bn
-
The decrease was predominantly due to the rundown of the Non-Core business of £156bn to £121bn primarily in reverse repurchase agreements, potential future exposure on derivatives and trading portfolio assets. Core leverage exposure decreased £49bn to £907bn reflecting reductions in trading portfolio assets, settlement balances and potential future exposure on derivatives

•	Balance sheet assets decreased 18% to £1,120bn
-
Across fair value and amortised cost classifications, repurchase and reverse repurchase agreements decreased £59bn and £54bn respectively due to reduced matched book trading and general firm financing due to balance sheet deleveraging

	-	Trading portfolio assets decreased £37bn to £77bn primarily driven by balance sheet deleveraging resulting in lower securities positions and exiting of positions in Non-Core
-
Derivative assets decreased £112bn to £328bn consistent with the decrease in derivative liabilities of £115bn to £324bn. The decrease was mainly within interest rate and foreign exchange derivatives due to net trade reduction and an increase in major interest rate forward curves

•
Net asset value and net tangible asset value per share decreased to 324p (2014: 335p) and 275p (2014: 285p) respectively. This decrease was primarily attributable to adjusting items of £3.1bn after tax, dividends paid and a decrease in cash flow hedging reserve reflecting a reduction in the fair value of interest rate swaps held for hedging purposes in addition to gains recycled to the income statement

Funding and liquidity
•
The Group maintained a surplus to its internal and regulatory requirements. The liquidity pool was £145bn (2014: £149bn) and the Liquidity Coverage Ratio (LCR) was 133% (2014: 124%), equivalent to a surplus of £37bn (2014: £30bn). Barclays plans to maintain its surplus at an adequate level to the internal and regulatory stress requirements, whilst considering risks to market funding conditions and its liquidity position

•
Wholesale funding outstanding excluding repurchase agreements reduced to £142bn (2014: £171bn). The Group issued £9bn of term funding net of early redemptions, of which £4bn was in public and private senior unsecured debt issued by the holding company, Barclays PLC. During Q415, Barclays PLC also issued EUR Tier 2 securities of £1bn equivalent. All the capital and debt proceeds raised by Barclays PLC have been used to subscribe for instruments at Barclays Bank PLC, the operating company with a ranking corresponding to the securities issued by Barclays PLC

Other matters
•	Additional UK customer redress provisions of £2,772m (2014: £1,110m) were recognised. This included:
-
Charges of £2,200m relating to PPI, including an additional provision of £1,450m in Q415 based on an updated estimate of future redress costs. This update follows a slower than expected decline in claims volumes during H215. It also reflects the Financial Conduct Authority's proposals for the introduction of the proposed 2018 complaints deadline, and proposed rules and guidance concerning the handling of PPI complaints in the light of the 2014 Supreme Court ruling in Plevin v Paragon Personal Finance Ltd

	-	Q315 provision for £290m redress costs in relation to historic pricing practices associated with certain foreign exchange transactions for certain customers between 2005 and 2012
	-	£282m provision for Packaged Bank Account redress costs in H115
•	Additional provisions of £1,237m (2014: £1,250m) were recognised in relation to ongoing investigations and litigation including Foreign Exchange. This included:
-
Provisions of £167m in Q415, including the settlement of £100m reached with the New York Department of Financial Services in November 2015 in respect of its investigation into electronic trading of Foreign Exchange

-
Provisions of £270m in Q315 relating to the settlement of two residential mortgage backed securities claims with the National Credit Union Administration and the settlement of certain other legacy benchmark litigation

-
Additional provisions of £800m in H115 for ongoing investigations and litigation primarily relating to Foreign Exchange. Settlements of £1,608m were reached in Q215 with a number of authorities in relation to industry-wide investigations into certain sales and trading practices in the Foreign Exchange market and an industry-wide investigation into the setting of the US Dollar ISDAFIX benchmark

•
Losses on sale relating to the Spanish, Portuguese and Italian businesses of £580m (2014: £446m) included a loss of £261m in Q415 on the announced sale of the Italian retail banking branch network, which is due to complete in Q216. This is in addition to the £201m loss on the announced sale of the Portuguese retail business in Q315, which is due to complete in Q116 and the loss of £118m recognised in H115 relating to the sale of the Spanish business

•
£496m (2014: £461m) gain on US Lehman acquisition assets was recognised in Q215. Barclays reached a settlement with the Securities Investor Protection Act Trustee for Lehman Brothers Inc. (LBI) to resolve outstanding litigation between the parties relating to the acquisition of most of the assets of LBI in September 2008

•	Own credit gain of £430m (2014: £34m) was recognised in the year
•
£429m (2014: £nil) gain was recognised in H115 as the valuation of a component of the defined retirement benefit liability was revised to use the long term Consumer Price Index rather than the Retail Price Index, consistent with statutory provisions

•	Impairment of goodwill and other assets relating to businesses being disposed of £96m (2014: £nil)
•
2014 included a valuation revision of £935m (2015: £nil) against the ESHLA portfolio due to a change in the valuation methodology, incorporating information on external parties and the factors they may take into account when valuing these assets, thereby moving the asset valuations away from Libor-based discounting

Dividends
•	A final dividend for 2015 of 3.5p per share will be paid on 5 April 2016, resulting in a total 6.5p dividend per share for the year

Q1 Outlook
•
In the Investment Bank, income in January and February was broadly in line with the same period last year. However in light of current market conditions, and on the back of a particularly strong March in 2015, we do not expect as strong a performance for the whole of Q1 this year

•	Non-Core income in Q116 is expected to deteriorate further as a result of the impact of continued gilt swap spread widening on the fair valuation of the ESHLA portfolio

Tushar Morzaria, Group Finance Director

Results by Business

Personal and Corporate Banking	Year ended 31.12.15	Year ended 31.12.14
Income statement information	£m	£m	% Change
Net interest income	6,438	6,298	2
Net fee, commission and other income	2,288	2,530	(10)
Total income	8,726	8,828	(1)
Credit impairment charges and other provisions	(378)	(482)	22
Net operating income	8,348	8,346	-
Operating expenses	(4,774)	(4,951)	4
UK bank levy	(93)	(70)	(33)
Litigation and conduct	(109)	(54)
Costs to achieve	(292)	(400)	27
Total operating expenses	(5,268)	(5,475)	4
Other net (expenses)/income	(40)	14
Profit before tax	3,040	2,885	5
Attributable profit	2,179	2,058	6

	As at 31.12.15	As at 31.12.14
Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	218.4	217.0
Total assets	287.2	285.0
Customer deposits	305.4	299.2
Risk weighted assets	120.4	120.2

Performance measures	Year ended 31.12.15	Year ended 31.12.14
Return on average tangible equity	16.2%	15.8%
Average allocated tangible equity (£bn)	13.6	13.1
Return on average equity	12.1%	11.9%
Average allocated equity (£bn)	18.2	17.5
Cost: income ratio	60%	62%
Loan loss rate (bps)	17	21
Net interest margin	2.99%	3.00%

Analysis of total income	£m	£m	% Change
Personal	4,054	4,159	(3)
Corporate	3,754	3,592	5
Wealth	918	1,077	(15)
Total income	8,726	8,828	(1)

	As at 31.12.15	As at 31.12.14
Analysis of loans and advances to customers at amortised cost	£bn	£bn
Personal	137.0	136.8
Corporate	67.9	65.1
Wealth	13.5	15.1
Total loans and advances to customers at amortised cost	218.4	217.0

Analysis of customer deposits
Personal	151.3	145.8
Corporate	124.4	122.2
Wealth	29.7	31.2
Total customer deposits	305.4	299.2

2015 compared to 2014

•
Profit before tax improved 5% to £3,040m driven by the continued reduction in operating expenses and lower impairment due to the benign economic environment in the UK. The reduction in operating expenses was delivered through strategic cost programmes including the restructure of the branch network and technology improvements to increase automation. Corporate performed strongly with income increasing 5% through growth in both lending and cash management

•	PCB results were significantly impacted by customer redress in, and the sale of, the US Wealth business. Excluding the US Wealth business, profit before tax improved 12% to £3,277m
•	Total income reduced 1% to £8,726m. Excluding the US Wealth business income remained flat
	-	Personal income decreased 3% to £4,054m driven by a reduction in fee income and mortgage margin pressure, partially offset by improved deposit margins and balance growth
	-	Corporate income increased 5% to £3,754m due to balance growth in both lending and deposits and improved deposit margins, partially offset by reduced margins in the lending business
	-	Wealth income reduced 15% to £918m primarily as a result of the impact of customer redress in, and the sale of, the US Wealth business. Excluding the US Wealth business income decreased 2%
	-	Net interest income increased 2% to £6,438m driven by growth in Corporate balances and the change in the overdraft proposition in June 2014
-
Net interest margin remained broadly in line at 2.99% (2014: 3.00%) as mortgage margin pressure and lower Corporate lending margins were partially offset by increased margins on Corporate and Personal deposits, and the benefit of the change in the overdraft proposition

	-	Net fee, commission and other income reduced 10% to £2,288m driven primarily by the impact of the change in the overdraft proposition and customer redress in the US
•
Credit impairment charges improved 22% to £378m due to the benign economic environment in the UK resulting in lower default rates and charges across all businesses. The loan loss rate reduced 4bps to 17bps

•
Total operating expenses reduced 4% to £5,268m reflecting savings realised from strategic cost programmes, relating to restructuring of the branch network and technology improvements, and lower costs to achieve, partially offset by increased litigation and conduct charges

•	Loans and advances to customers increased 1% to £218.4bn due to increased Corporate lending
•	Total assets increased 1% to £287.2bn driven by the growth in loans and advances to customers
•	Customer deposits increased 2% to £305.4bn primarily driven by the Personal and Corporate businesses
•	RWAs were broadly flat at £120.4bn (2014: £120.2bn)

Barclaycard	Year ended 31.12.15	Year ended 31.12.14
Income statement information	£m	£m	% Change
Net interest income	3,520	3,044	16
Net fee, commission and other income	1,407	1,312	7
Total income	4,927	4,356	13
Credit impairment charges and other provisions	(1,251)	(1,183)	(6)
Net operating income	3,676	3,173	16
Operating expenses	(1,927)	(1,727)	(12)
UK bank levy	(42)	(29)	(45)
Costs to achieve	(106)	(118)	10
Total operating expenses	(2,075)	(1,874)	(11)
Other net income	33	40	(18)
Profit before tax	1,634	1,339	22
Attributable profit	1,106	938	18

	As at 31.12.15	As at 31.12.14
Balance sheet information	£bn	£bn
Loans and advances to customers at amortised cost	39.8	36.6
Total assets	47.4	41.3
Customer deposits	10.2	7.3
Risk weighted assets	41.3	39.9

Performance measures	Year ended 31.12.15	Year ended 31.12.14
Return on average tangible equity	22.3%	19.9%
Average allocated tangible equity (£bn)	5.0	4.7
Return on average equity	17.7%	16.0%
Average allocated equity (£bn)	6.3	5.9
Cost: income ratio	42%	43%
Loan loss rate (bps)	289	308
Net interest margin	9.13%	8.75%

2015 compared to 2014

•
Profit before tax increased 22% to £1,634m. Strong growth was delivered through the diversified consumer and merchant business model with asset growth across all geographies. The cost to income ratio improved to 42% (2014: 43%) whilst investment in business growth continued. The business focus on risk management was reflected in stable 30 day delinquency rates and improved loan loss rates

•	Total income increased 13% to £4,927m driven primarily by business growth in US cards and the appreciation of the average USD rate against GBP
	-	Net interest income increased 16% to £3,520m driven by business growth. Net interest margin also improved to 9.13% (2014: 8.75%) reflecting growth in interest earning lending
	-	Net fee, commission and other income increased 7% to £1,407m due to growth in payment volumes, partially offset by the impact of rate capping from European Interchange Fee Regulation
•
Credit impairment charges increased 6% to £1,251m primarily reflecting asset growth and updates to impairment model methodologies, partially offset by improved performance in UK Cards. Delinquency rates remained broadly stable and the loan loss rate reduced 19bps to 289bps

•
Total operating expenses increased 11% to £2,075m due to continued investment in business growth, the appreciation of the average USD rate against GBP and the impact of one-off items, including a write-off of intangible assets of £55m relating to the withdrawal of the Bespoke product

•	Loans and advances to customers increased 9% to £39.8bn reflecting growth across all geographies
•	Total assets increased 15% to £47.4bn primarily due to the increase in loans and advances to customers
•	Customer deposits increased 40% to £10.2bn driven by the deposits funding strategy in the US
•	RWAs increased 4% to £41.3bn primarily driven by the growth in the US cards business

				Constant currency1
Africa Banking	Year ended 31.12.15	Year ended 31.12.14		Year ended 31.12.15	Year ended 31.12.14
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	2,066	2,093	(1)	2,066	1,908	8
Net fee, commission and other income	1,668	1,741	(4)	1,668	1,583	5
Total income	3,734	3,834	(3)	3,734	3,491	7
Net claims and benefits incurred under insurance contracts	(160)	(170)	6	(160)	(155)	(3)
Total income net of insurance claims	3,574	3,664	(2)	3,574	3,336	7
Credit impairment charges and other provisions	(352)	(349)	(1)	(352)	(317)	(11)
Net operating income	3,222	3,315	(3)	3,222	3,019	7
Operating expenses	(2,169)	(2,244)	3	(2,169)	(2,051)	(6)
UK bank levy	(52)	(45)	(16)	(52)	(45)	(16)
Litigation and conduct	-	(2)		-	(2)
Costs to achieve	(29)	(51)	43	(29)	(46)	37
Total operating expenses	(2,250)	(2,342)	4	(2,250)	(2,144)	(5)
Other net income	7	11	(36)	7	10	(30)
Profit before tax	979	984	(1)	979	885	11
Attributable profit	332	360	(8)	332	320	4

	As at 31.12.15	As at 31.12.14		As at 31.12.15	As at 31.12.14
Balance sheet information	£bn	£bn		£bn	£bn
Loans and advances to customers at amortised cost	29.9	35.2		29.9	27.6
Total assets	49.9	55.5		49.9	43.8
Customer deposits	30.6	35.0		30.6	27.6
Risk weighted assets	33.9	38.5		33.9	31.3

Performance measures	Year ended 31.12.15	Year ended 31.12.14
Return on average tangible equity	11.7%	12.9%
Average allocated tangible equity (£bn)	2.8	2.8
Return on average equity	8.7%	9.3%
Average allocated equity (£bn)	3.8	3.9
Cost: income ratio	63%	64%
Loan loss rate (bps)	109	93
Net interest margin	6.06%	5.95%

1
Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for the year ended 31 December 2015 for the income statement and the 31 December 2015 closing exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the reporting periods.

2015 compared to 2014

•
Profit before tax decreased 1% to £979m and total income net of insurance claims decreased 2% to £3,574m. The ZAR depreciated against GBP by 10% based on average rates and by 28% based on the closing exchange rate in 2015. The deterioration was a significant contributor to the movement in the reported results of Africa Banking and therefore the discussion of business performance below is based on results on a constant currency basis

Results on a constant currency basis

•
Profit before tax increased 11% to £979m reflecting an increase of 18% in operations outside South Africa and an increase of 9% in South Africa despite the challenging macroeconomic environment. Good growth was delivered in the focus areas of Retail and Business Banking (RBB) and corporate banking in South Africa, and Wealth, Investment Management and Insurance (WIMI), whilst performance in the corporate business outside South Africa was impacted by higher impairment

•	Total income net of insurance claims increased 7% to £3,574m
-
Net interest income increased 8% to £2,066m driven by higher average customer advances in Corporate and Investment Banking (CIB) and strong growth in customer deposits in RBB. Net interest margin increased 11bps to 6.06% primarily due to improved asset margins in retail in South Africa

	-	Net fee, commission and other income increased 5% to £1,668m reflecting increased transactional income in RBB, partially offset by lower investment banking income in South Africa
•	Credit impairment charges increased 11% to £352m driven by an increase in single name exposures and additional coverage on performing loans. The loan loss rate increased 16bps to 109bps
•
Total operating expenses increased 5% to £2,250m reflecting inflationary impacts, partially offset by savings from strategic cost programmes including the restructure of the branch network, technology improvements and property rationalisation

•	Loans and advances to customers increased 8% to £29.9bn driven by strong CIB growth
•	Total assets increased 14% to £49.9bn primarily due to the increase in loans and advances to customers
•	Customer deposits increased 11% to £30.6bn reflecting strong growth in the RBB business
•	RWAs increased 8% to £33.9bn primarily due to an increase in corporate lending

Investment Bank	Year ended 31.12.15	Year ended 31.12.14
Income statement information	£m	£m	% Change
Net interest income	588	647	(9)
Net trading income	3,859	3,735	3
Net fee, commission and other income	3,125	3,206	(3)
Total income	7,572	7,588	-
Credit impairment (charges)/releases and other provisions	(55)	14
Net operating income	7,517	7,602	(1)
Operating expenses	(5,362)	(5,504)	3
UK bank levy	(203)	(218)	7
Litigation and conduct	(107)	(129)	17
Costs to achieve	(234)	(374)	37
Total operating expenses	(5,906)	(6,225)	5
Profit before tax	1,611	1,377	17
Attributable profit	804	397

	As at 31.12.15	As at 31.12.14
Balance sheet information	£bn	£bn
Loans and advances to banks and customers at amortised cost1	92.2	106.3
Trading portfolio assets	65.1	94.8
Derivative financial instrument assets	114.3	152.6
Derivative financial instrument liabilities	122.2	160.6
Reverse repurchase agreements and other similar secured lending2	25.5	64.3
Financial assets designated at fair value2	48.1	8.9
Total assets	375.9	455.7
Risk weighted assets	108.3	122.4

Performance measures	Year ended 31.12.15	Year ended 31.12.14
Return on average tangible equity	6.0%	2.8%
Average allocated tangible equity (£bn)	13.9	14.6
Return on average equity	5.6%	2.7%
Average allocated equity (£bn)	14.8	15.4
Cost: income ratio	78%	82%

Analysis of total income	£m	£m	% Change
Investment banking fees	2,093	2,111	(1)
Lending	436	417	5
Banking	2,529	2,528	-
Credit	995	1,044	(5)
Equities	2,001	2,046	(2)
Macro	2,034	1,950	4
Markets	5,030	5,040	-
Banking & Markets	7,559	7,568	-
Other	13	20	(35)
Total income	7,572	7,588	-

1
As at 31 December 2015 loans and advances included £74.8bn (2014: £86.4bn) of loans and advances to customers (including settlement balances of £18.6bn (2014: £25.8bn) and cash collateral of £24.8bn (2014: £32.2bn)), and loans and advances to banks of £17.4bn (2014: £19.9bn) (including settlement balances of £1.6bn (2014: £2.7bn) and cash collateral of £5.7bn (2014: £6.9bn)).

2
During 2015, new reverse repurchase agreements and other similar secured lending in certain businesses have been designated at fair value to better align to the way the business manages the portfolio's risk and performance. Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £42.5bn (2014: £3.4bn).

2015 compared to 2014

•
Profit before tax increased 17% to £1,611m. Income remained flat despite reductions in RWAs. Focusing on its home markets of the UK and US, the business continued to build on existing strengths in the face of challenging market conditions. Costs decreased as a result of improved cost efficiency and a reduction in costs to achieve

•	Total income was broadly flat at £7,572m (2014: £7,588m), including the appreciation of the average USD rate against GBP
-
Banking income was flat at £2,529m (2014: £2,528m). Investment Banking fee income reduced 1% to £2,093m driven by lower equity underwriting fees, partially offset by higher financial advisory and debt underwriting fees. Lending income increased to £436m (2014: £417m) due to lower losses on fair value hedges

	-	Markets income was broadly flat at £5,030m (2014: £5,040m)
-
Credit income decreased 5% to £995m driven by lower income in securitised products as a result of the accelerated strategic repositioning in this asset class and lower income from distressed credit. This was partially offset by higher income as a result of client driven credit flow trading

		-	Equities income decreased 2% to £2,001m driven by lower client activity in EMEA in equity derivatives, partially offset by higher performance in cash equities
		-	Macro income increased 4% to £2,034m due to higher income in rates and currency products reflecting increased market volatility and client activity
•	Credit impairment charges of £55m (2014: release of £14m) arose from a number of single name exposures
•
Total operating expenses decreased 5% to £5,906m reflecting a 5% reduction in compensation costs to £3,423m and lower costs to achieve. Further cost savings were achieved from strategic cost programmes, including business restructuring, operational streamlining and real estate rationalisation, partially offset by the appreciation of the average USD rate against GBP

•	Derivative financial instrument assets and liabilities decreased 25% to £114.3bn and 24% to £122.2bn respectively, due to net trade reduction and increases in major interest rate forward curves
•	Trading portfolio assets decreased 31% to £65.1bn primarily driven by balance sheet deleveraging, resulting in lower securities positions
•
Total assets decreased 18% to £375.9bn due to a decrease in derivative financial instrument assets, trading portfolio assets, and settlement and cash collateral balances within loans and advances to banks and customers

•	RWAs decreased 12% to £108.3bn mainly due to a reduction in securities and derivatives, and improved RWA efficiency

Head Office	Year ended 31.12.15	Year ended 31.12.14
Income statement information	£m	£m
Net operating (expense)/income	(107)	242
Operating expenses	(246)	(57)
UK bank levy	(8)	(9)
Litigation and conduct	(14)	(66)
Costs to achieve	(32)	(10)
Total operating expenses	(300)	(142)
Other net income/(expenses)	5	(3)
(Loss)/profit before tax	(402)	97
Attributable (loss)/profit	(202)	112

	As at 31.12.15	As at 31.12.14
Balance sheet information	£bn	£bn
Total assets	56.4	49.1
Risk weighted assets	7.7	5.6

2015 compared to 2014

•	The loss before tax of £402m (2014: profit of £97m) was primarily due to the net expense from Treasury operations and costs relating to the implementation of the structural reform programme
•
Net operating income decreased to an expense of £107m (2014: income of £242m) primarily reflecting the net expense from Treasury operations and the non-recurrence of gains in 2014, including net gains from foreign exchange recycling arising from the restructure of Group subsidiaries

•
Total operating expenses increased £158m to £300m primarily due to costs relating to the implementation of the structural reform programme and an increase in costs to achieve, partially offset by reduced litigation and conduct charges

•	Total assets increased £7.3bn to £56.4bn due to an increase in the element of the liquidity buffer held centrally

Barclays Non-Core	Year ended 31.12.15	Year ended 31.12.14
Income statement information	£m	£m	% Change
Net interest income	249	214	16
Net trading income	(805)	120
Net fee, commission and other income	765	1,026	(25)
Total income	209	1,360	(85)
Net claims and benefits incurred under insurance contracts	(373)	(310)	(20)
Total income net of insurance claims	(164)	1,050
Credit impairment charges and other provisions	(78)	(168)	54
Net operating income	(242)	882
Operating expenses	(873)	(1,510)	42
UK bank levy	(78)	(91)	14
Litigation and conduct	(148)	(198)	25
Costs to achieve	(100)	(212)	53
Total operating expenses	(1,199)	(2,011)	40
Other net expenses	(18)	(51)	65
Loss before tax	(1,459)	(1,180)	(24)
Attributable loss	(1,523)	(1,085)	(40)

	As at 31.12.15	As at 31.12.14
Balance sheet information	£bn	£bn
Loans and advances to banks and customers at amortised cost1	45.9	63.9
Derivative financial instrument assets	210.3	285.4
Derivative financial instrument liabilities	198.7	277.1
Reverse repurchase agreements and other similar secured lending2	2.4	49.3
Financial assets designated at fair value2	20.1	22.2
Total assets	303.1	471.5
Customer deposits	14.9	21.6
Risk weighted assets	46.6	75.3
Leverage exposure	121.3	277.5

Performance measures	Year ended 31.12.15	Year ended 31.12.14
Return on average tangible equity impact3	(5.1%)	(5.4%)
Average allocated tangible equity (£bn)	8.9	13.2
Return on average equity impact3	(4.1%)	(4.1%)
Average allocated equity (£bn)	9.0	13.4
Period end allocated equity (£bn)	7.2	11.0

Analysis of total income net of insurance claims	£m	£m	% Change
Businesses	613	1,101	(44)
Securities and loans	(481)	117
Derivatives	(296)	(168)	(76)
Total income net of insurance claims	(164)	1,050

1
As at 31 December 2015 loans and advances included £35.2bn (2014: £51.6bn) of loans and advances to customers (including settlement balances of £0.2bn (2014: £1.6bn) and cash collateral of £19.0bn (2014: £22.1bn)) and loans and advances to banks of £10.6bn (2014: £12.3bn) (including settlement balances of £nil (2014: £0.3bn) and cash collateral of £10.1bn (2014: £11.3bn)).

2
During 2015, new reverse repurchase agreements and other similar secured lending in certain businesses have been designated at fair value to better align to the way the business manages the portfolio's risk and performance. Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £1.4bn (2014: £1.0bn)

3
Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group. This does not represent the return on average equity and average tangible equity of the Non-Core business.

2015 compared to 2014

•
Loss before tax increased 24% to £1,459m driven by continued progress in the exit of Businesses, Securities and loans, and Derivative assets. RWAs reduced £29bn to £47bn including a £10bn reduction in Derivatives, £9bn reduction in Securities and loans, and Business reductions from the completion of the sales of the Spanish and UK Secured Lending businesses. The announced sales of the Portuguese and Italian retail businesses, which are due to be completed in H116, are expected to result in a further £2.5bn reduction in RWAs

•	Total income net of insurance claims reduced to an expense of £164m (2014: income of £1,050m)
	-	Businesses income reduced 44% to £613m due to the impact of the sale of the Spanish business and the sale and rundown of legacy portfolio assets
-
Securities and loans income reduced to an expense of £481m (2014: income of £117m) primarily driven by fair value losses and funding costs on the ESHLA portfolio, the active rundown of securities, exit of historical investment bank businesses and the non-recurring gain on the sale of the UAE retail banking portfolio in 2014. Fair value losses on the ESHLA portfolio were £359m (2014: £156m), of which £156m was in Q415, as gilt swap spreads widened

	-	Derivatives income reduced 76% to an expense of £296m reflecting the active rundown of the portfolios and funding costs
•	Credit impairment charges improved 54% to £78m due to higher recoveries in Europe and the sale of the Spanish business
•
Total operating expenses improved 40% to £1,199m reflecting savings from the sales of the Spanish, UAE retail, commodities, and several principal investment businesses, as well as a reduction in costs to achieve, and conduct and litigation charges

•
Loans and advances to banks and customers reduced 28% to £45.9bn due to the reclassification of £5.5bn of loans relating to the announced sales of the Portuguese and Italian businesses to assets held for sale, and the rundown and exit of historical investment bank assets

•	Derivative financial instrument assets and liabilities decreased 26% to £210.3bn and 28% to £198.7bn respectively, largely as a result of trade reduction
•	Total assets decreased 36% to £303.1bn due to reduced reverse repurchase agreements and other similar secured lending, and lower derivative financial instrument assets
•	Leverage exposure reduced £156.2bn to £121.3bn primarily in reverse repurchase agreements, potential future exposure on derivatives and trading portfolio assets
•
RWAs decreased £28.7bn to £46.6bn and period end equity decreased £3.8bn to £7.2bn primarily driven by the sale of the Spanish business, the active rundown of legacy structured and credit products, and derivative trade unwinds

Quarterly Results Summary

Barclays results by quarter	Q415	Q315	Q215	Q115	Q414	Q314	Q214	Q114
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	5,438	6,108	6,552	6,430	6,018	6,378	6,682	6,650
Credit impairment charges and other provisions	(646)	(495)	(496)	(477)	(573)	(509)	(538)	(548)
Net operating income	4,792	5,613	6,056	5,953	5,445	5,869	6,144	6,102
Operating expenses	(3,697)	(3,842)	(3,897)	(3,915)	(3,942)	(3,879)	(4,042)	(4,130)
UK bank levy	(476)	-	-	-	(462)	-	-	-
Litigation and conduct	(106)	(138)	(77)	(57)	(140)	(98)	(146)	(65)
Costs to achieve	(254)	(223)	(196)	(120)	(339)	(332)	(254)	(240)
Total operating expenses	(4,533)	(4,203)	(4,170)	(4,092)	(4,883)	(4,309)	(4,442)	(4,435)
Other net (expenses)/income	(12)	17	(37)	19	1	30	(46)	26
Adjusted profit before tax	247	1,427	1,849	1,880	563	1,590	1,656	1,693

Adjusting items
Provisions for UK customer redress	(1,450)	(290)	(850)	(182)	(200)	(10)	(900)	-
Provisions for ongoing investigations and litigation including Foreign Exchange	(167)	(270)	-	(800)	(750)	(500)	-	-
Losses on sale relating to the Spanish, Portuguese and Italian businesses	(261)	(201)	-	(118)	(82)	(364)	-	-
Gain on US Lehman acquisition assets	-	-	496	-	-	461	-	-
Own credit	(175)	195	282	128	(62)	44	(67)	119
Gain on valuation of a component of the defined retirement benefit liability	-	-	-	429	-	-	-	-
Impairment of goodwill and other assets relating to businesses being disposed	(96)	-	-	-	-	-	-	-
Revision of ESHLA valuation methodology	-	-	-	-	(935)	-	-	-
Statutory (loss)/profit before tax	(1,902)	861	1,777	1,337	(1,466)	1,221	689	1,812
Tax (charge)/credit	(236)	(208)	(394)	(612)	85	(601)	(298)	(597)
Statutory (loss)/profit after tax	(2,138)	653	1,383	725	(1,381)	620	391	1,215

Attributable to:
Ordinary equity holders of the parent	(2,422)	417	1,146	465	(1,679)	379	161	965
Other equity holders	107	79	79	80	80	80	41	49
Non-controlling interests	177	157	158	180	218	161	189	201

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	1,120.0	1,236.5	1,196.7	1,416.4	1,357.9	1,365.7	1,314.9	1,362.1
Risk weighted assets	358.4	381.9	376.7	395.9	401.9	412.9	411.1	436.3

Adjusted performance measures
Return on average tangible shareholders' equity	(1.9%)	6.7%	9.1%	9.0%	1.7%	7.1%	7.5%	7.6%
Average tangible shareholders' equity (£bn)	48.0	47.9	47.7	48.7	48.9	47.6	47.5	47.2
Return on average shareholders' equity	(1.6%)	5.7%	7.8%	7.7%	1.5%	6.1%	6.4%	6.5%
Average shareholders' equity (£bn)	56.2	56.1	56.0	57.0	57.1	55.6	55.3	54.8
Cost: income ratio	83%	69%	64%	64%	81%	68%	66%	67%
Loan loss rate (bps)	58	40	41	37	48	42	44	45
Basic (loss)/earnings per share	(1.3p)	4.8p	6.5p	6.6p	1.3p	5.2p	5.4p	5.5p

Statutory performance measures
Return on average tangible shareholders' equity	(20.1%)	3.6%	9.8%	4.0%	(13.8%)	3.4%	1.4%	8.4%
Average tangible shareholders' equity (£bn)	47.8	47.6	47.2	48.1	48.3	46.8	46.7	46.4
Return on average shareholders' equity	(17.1%)	3.1%	8.4%	3.4%	(11.8%)	2.9%	1.2%	7.2%
Average shareholders' equity (£bn)	56.0	55.8	55.5	56.3	56.4	54.8	54.5	54.0
Cost: income ratio	119%	76%	68%	71%	116%	70%	81%	66%
Basic (loss)/earnings per share	(14.4p)	2.6p	7.0p	2.9p	(10.2p)	2.4p	1.0p	6.0p

Barclays Core	Q415	Q315	Q215	Q115	Q414	Q314	Q214	Q114
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	5,650	6,102	6,520	6,420	5,996	6,008	6,397	6,277
Credit impairment charges and other provisions	(630)	(470)	(488)	(448)	(571)	(492)	(456)	(481)
Net operating income	5,020	5,632	6,032	5,972	5,425	5,516	5,941	5,796
Operating expenses	(3,493)	(3,626)	(3,663)	(3,696)	(3,614)	(3,557)	(3,602)	(3,710)
UK bank levy	(398)	-	-	-	(371)	-	-	-
Litigation and conduct	(77)	(64)	(41)	(48)	(56)	(16)	(136)	(43)
Costs to achieve	(199)	(201)	(184)	(109)	(298)	(202)	(237)	(216)
Total operating expenses	(4,167)	(3,891)	(3,888)	(3,853)	(4,339)	(3,775)	(3,975)	(3,969)
Other net income/(expenses)	4	23	(39)	17	9	6	27	20
Profit before tax	857	1,764	2,105	2,136	1,095	1,747	1,993	1,847
Attributable profit	547	1,115	1,273	1,284	638	1,002	1,171	1,053

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	816.9	891.1	858.5	949.6	886.5	899.3	846.3	863.7
Risk weighted assets	311.8	327.0	320.1	331.1	326.6	331.9	323.6	330.3

Performance measures
Return on average tangible equity	5.7%	11.4%	13.3%	13.5%	7.0%	11.5%	13.8%	13.2%
Average allocated tangible equity (£bn)	40.0	39.6	38.6	38.5	37.0	35.2	34.0	32.2
Return on average equity	4.7%	9.5%	11.0%	11.1%	5.8%	9.5%	11.3%	10.7%
Average allocated equity (£bn)	48.1	47.7	46.7	46.7	45.0	43.0	41.6	39.6
Cost: income ratio	74%	64%	60%	60%	72%	63%	62%	63%
Loan loss rate (bps)	63	43	45	41	55	46	44	60
Basic earnings per share contribution	3.4p	6.8p	7.7p	7.8p	4.0p	6.2p	7.2p	6.5p

Barclays Non-Core
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Businesses	139	199	153	122	228	327	245	301
Securities and loans	(228)	(138)	(42)	(73)	(142)	106	66	87
Derivatives	(123)	(55)	(79)	(39)	(64)	(63)	(26)	(15)
Total income net of insurance claims	(212)	6	32	10	22	370	285	373
Credit impairment charges and other provisions	(16)	(25)	(8)	(29)	(2)	(17)	(82)	(67)
Net operating (expenses)/income	(228)	(19)	24	(19)	20	353	203	306
Operating expenses	(204)	(216)	(234)	(219)	(329)	(321)	(441)	(419)
UK bank levy	(78)	-	-	-	(91)	-	-	-
Litigation and conduct	(29)	(74)	(36)	(9)	(83)	(82)	(10)	(23)
Costs to achieve	(55)	(22)	(12)	(11)	(41)	(130)	(17)	(24)
Total operating expenses	(366)	(312)	(282)	(239)	(544)	(533)	(468)	(466)
Other net (expenses)/income	(16)	(6)	2	2	(8)	23	(72)	6
Loss before tax	(610)	(337)	(256)	(256)	(532)	(157)	(337)	(154)
Attributable loss	(793)	(328)	(203)	(199)	(448)	(173)	(294)	(171)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	45.9	50.9	53.9	65.6	63.9	64.5	75.5	83.4
Derivative financial instrument assets	210.3	239.5	220.9	301.9	285.4	249.6	227.0	231.5
Derivative financial instrument liabilities	198.7	231.0	213.6	295.6	277.1	240.0	215.0	220.9
Reverse repurchase agreements and other similar secured lending	2.4	7.1	15.6	42.8	49.3	73.9	86.8	98.3
Financial assets designated at fair value	20.1	19.8	19.5	21.7	22.2	21.9	21.5	22.2
Total assets	303.1	345.4	338.2	466.8	471.5	466.5	468.6	498.4
Customer deposits	14.9	17.9	19.6	20.5	21.6	22.2	28.6	30.7
Risk weighted assets	46.6	54.8	56.6	64.8	75.3	81.0	87.5	106.0

Performance measures
Return on average tangible equity1	(7.6%)	(4.7%)	(4.2%)	(4.5%)	(5.3%)	(4.4%)	(6.3%)	(5.6%)
Average allocated tangible equity (£bn)	8.0	8.3	9.1	10.2	11.9	12.4	13.5	15.0
Return on average equity1	(6.3%)	(3.8%)	(3.2%)	(3.4%)	(4.3%)	(3.4%)	(4.9%)	(4.2%)
Average allocated equity (£bn)	8.1	8.4	9.3	10.3	12.1	12.6	13.7	15.2
Period end allocated equity (£bn)	7.2	8.5	8.3	9.7	11.0	12.1	12.7	14.9
Basic loss per share contribution	(4.7p)	(2.0p)	(1.2p)	(1.2p)	(2.7p)	(1.0p)	(1.8p)	(1.0p)

1
Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group. This does not represent the return on average equity and average tangible equity of the Non-Core business.

Quarterly Core Results by Business

Personal and Corporate Banking	Q415	Q315	Q215	Q115	Q414	Q314	Q214	Q114
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	2,162	2,180	2,210	2,174	2,231	2,236	2,188	2,173
Credit impairment charges and other provisions	(118)	(82)	(99)	(79)	(123)	(129)	(95)	(135)
Net operating income	2,044	2,098	2,111	2,095	2,108	2,107	2,093	2,038
Operating expenses	(1,123)	(1,185)	(1,232)	(1,234)	(1,204)	(1,222)	(1,247)	(1,278)
UK bank levy	(93)	-	-	-	(70)	-	-	-
Litigation and conduct	(78)	(6)	(23)	(2)	(15)	(10)	(9)	(20)
Costs to achieve	(88)	(65)	(97)	(42)	(195)	(90)	(58)	(57)
Total operating expenses	(1,382)	(1,256)	(1,352)	(1,278)	(1,484)	(1,322)	(1,314)	(1,355)
Other net (expenses)/income	(5)	13	(50)	2	4	4	1	5
Profit before tax	657	855	709	819	628	789	780	688
Attributable profit	431	646	500	602	441	578	559	480

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	218.4	220.8	217.5	219.0	217.0	215.7	216.7	215.5
Total assets	287.2	294.0	289.9	294.1	285.0	275.7	268.1	271.5
Customer deposits	305.4	302.5	298.5	298.1	299.2	295.9	298.3	297.2
Risk weighted assets	120.4	122.2	120.6	122.5	120.2	120.0	117.9	116.1

Performance measures
Return on average tangible equity	12.8%	19.2%	14.9%	17.8%	13.3%	17.8%	17.5%	14.7%
Average allocated tangible equity (£bn)	13.7	13.6	13.6	13.6	13.4	13.1	12.9	13.1
Return on average equity	9.5%	14.4%	11.2%	13.4%	10.0%	13.4%	13.1%	11.1%
Average allocated equity (£bn)	18.4	18.1	18.1	18.1	17.8	17.5	17.2	17.4
Cost: income ratio	64%	58%	61%	59%	67%	59%	60%	62%
Loan loss rate (bps)	21	14	18	14	22	23	17	25
Net interest margin	3.00%	2.97%	2.99%	3.02%	3.02%	3.05%	2.93%	2.99%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal	1,022	1,018	1,005	1,009	1,045	1,061	1,027	1,026
Corporate	942	935	970	907	922	902	889	879
Wealth	198	227	235	258	264	273	272	268
Total income	2,162	2,180	2,210	2,174	2,231	2,236	2,188	2,173

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal	137.0	137.7	137.8	137.5	136.8	136.5	135.9	134.9
Corporate	67.9	69.0	66.0	66.5	65.1	63.1	64.8	64.2
Wealth	13.5	14.1	13.7	15.0	15.1	16.1	16.0	16.4
Total loans and advances to customers at amortised cost	218.4	220.8	217.5	219.0	217.0	215.7	216.7	215.5

Analysis of customer deposits
Personal	151.3	148.7	146.3	145.3	145.8	143.0	141.6	141.3
Corporate	124.4	123.2	120.3	120.9	122.2	120.7	123.7	120.9
Wealth	29.7	30.6	31.9	31.9	31.2	32.2	33.0	35.0
Total customer deposits	305.4	302.5	298.5	298.1	299.2	295.9	298.3	297.2

Barclaycard	Q415	Q315	Q215	Q115	Q414	Q314	Q214	Q114
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income	1,278	1,292	1,222	1,135	1,109	1,123	1,082	1,042
Credit impairment charges and other provisions	(403)	(285)	(273)	(290)	(362)	(284)	(268)	(269)
Net operating income	875	1,007	949	845	747	839	814	773
Operating expenses	(486)	(480)	(496)	(465)	(456)	(449)	(420)	(402)
UK bank levy	(42)	-	-	-	(29)	-	-	-
Costs to achieve	(23)	(27)	(31)	(25)	(50)	(32)	(23)	(13)
Total operating expenses	(551)	(507)	(527)	(490)	(535)	(481)	(443)	(415)
Other net income	7	8	7	11	1	4	25	10
Profit before tax	331	508	429	366	213	362	396	368
Attributable profit	187	353	307	259	137	262	285	254

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	39.8	38.2	36.9	36.8	36.6	34.8	33.2	31.9
Total assets	47.4	45.8	41.9	42.4	41.3	38.9	36.2	35.0
Customer deposits	10.2	8.3	7.7	8.0	7.3	6.5	5.9	5.8
Risk weighted assets	41.3	40.7	40.3	39.9	39.9	38.6	37.7	36.4

Performance measures
Return on average tangible equity	15.0%	28.3%	24.9%	21.0%	11.2%	21.8%	24.7%	22.6%
Average allocated tangible equity (£bn)	5.0	5.0	5.0	5.0	4.9	4.8	4.6	4.5
Return on average equity	12.0%	22.5%	19.7%	16.6%	9.0%	17.5%	19.7%	18.2%
Average allocated equity (£bn)	6.3	6.3	6.3	6.3	6.2	6.0	5.8	5.6
Cost: income ratio	43%	39%	43%	43%	48%	43%	41%	40%
Loan loss rate (bps)	369	271	283	305	374	309	309	325
Net interest margin	9.14%	9.26%	9.31%	8.78%	8.13%	8.84%	8.92%	9.19%

Africa Banking	Q415	Q315	Q215	Q115	Q414	Q314	Q214	Q114
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	855	861	910	948	963	928	895	878
Credit impairment charges and other provisions	(90)	(69)	(103)	(90)	(79)	(74)	(100)	(96)
Net operating income	765	792	807	858	884	854	795	782
Operating expenses	(517)	(536)	(557)	(559)	(590)	(572)	(545)	(537)
UK bank levy	(52)	-	-	-	(45)	-	-	-
Litigation and conduct	-	-	-	-	(1)	(1)	-	-
Costs to achieve	(9)	(7)	(7)	(6)	(23)	(11)	(8)	(9)
Total operating expenses	(578)	(543)	(564)	(565)	(659)	(584)	(553)	(546)
Other net income	1	2	2	2	3	2	2	4
Profit before tax	188	251	245	295	228	272	244	240
Attributable profit	34	90	96	112	88	91	78	103

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	29.9	31.7	33.8	35.7	35.2	34.5	33.8	35.0
Total assets	49.9	52.2	54.0	57.8	55.5	54.6	52.4	54.1
Customer deposits	30.6	31.8	34.4	35.0	35.0	33.4	33.2	34.0
Risk weighted assets	33.9	36.0	36.4	39.3	38.5	37.9	36.5	36.6

Performance measures
Return on average tangible equity	5.1%	13.3%	13.2%	14.7%	11.9%	13.1%	11.3%	15.5%
Average allocated tangible equity (£bn)	2.7	2.7	2.9	3.1	2.9	2.8	2.8	2.7
Return on average equity	3.8%	9.7%	9.7%	10.8%	8.7%	9.5%	8.1%	11.1%
Average allocated equity (£bn)	3.6	3.7	3.9	4.1	4.0	3.8	3.8	3.7
Cost: income ratio	68%	63%	62%	60%	68%	63%	62%	62%
Loan loss rate (bps)	110	79	112	94	83	79	111	104
Net interest margin	6.25%	5.96%	5.87%	6.06%	5.94%	6.12%	5.83%	5.91%

Constant currency1
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total income net of insurance claims	855	799	778	774	778	767	732	725
Credit impairment charges and other provisions	(90)	(64)	(87)	(73)	(63)	(60)	(81)	(78)
Net operating income	765	735	691	701	715	707	651	647
Operating expenses	(517)	(499)	(479)	(460)	(482)	(476)	(450)	(446)
UK bank levy	(52)	-	-	-	(45)
Litigation and conduct	-	-	-	-	-	-	-	-
Costs to achieve	(9)	(6)	(6)	(5)	(18)	(9)	(7)	(7)
Total operating expenses	(578)	(505)	(485)	(465)	(545)	(485)	(457)	(453)
Other net income	1	1	2	2	2	1	1	4
Profit before tax	188	231	208	238	172	223	195	198
Attributable profit	34	83	80	89	65	70	66	86

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	29.9	28.8	28.1	27.9	27.6	27.5	26.7	26.6
Total assets	49.9	47.5	45.1	45.5	43.8	43.6	41.5	41.5
Customer deposits	30.6	28.9	28.7	27.5	27.6	26.7	26.3	26.1
Risk weighted assets	33.9	33.2	31.1	31.8	31.3	31.1	29.7	28.8

1
Constant currency results are calculated by converting ZAR results into GBP using the average exchange rate for the three months ended 31 December 2015 for the income statement and the 31 December 2015 closing exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the reporting periods.

Investment Bank	Q415	Q315	Q215	Q115	Q414	Q314	Q214	Q114
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Investment banking fees	456	502	586	549	527	410	661	513
Lending	76	155	122	83	111	137	66	103
Banking	532	657	708	632	638	547	727	616
Credit	221	228	272	274	173	255	270	346
Equities	325	441	616	619	431	395	629	591
Macro	371	485	554	624	424	470	504	552
Markets	917	1,154	1,442	1,517	1,028	1,120	1,403	1,489
Banking & Markets	1,449	1,811	2,150	2,149	1,666	1,667	2,130	2,105
Other	13	-	-	-	-	(2)	24	(2)
Total income	1,462	1,811	2,150	2,149	1,666	1,665	2,154	2,103
Credit impairment (charges)/releases and other provisions	(19)	(35)	(12)	11	(7)	(5)	7	19
Net operating income	1,443	1,776	2,138	2,160	1,659	1,660	2,161	2,122
Operating expenses	(1,303)	(1,321)	(1,328)	(1,410)	(1,351)	(1,305)	(1,357)	(1,491)
UK bank levy	(203)	-	-	-	(218)	-	-	-
Litigation and conduct	(6)	(44)	(13)	(44)	(33)	(1)	(85)	(10)
Costs to achieve	(77)	(94)	(32)	(31)	(22)	(70)	(152)	(130)
Total operating expenses	(1,589)	(1,459)	(1,373)	(1,485)	(1,624)	(1,376)	(1,594)	(1,631)
(Loss)/profit before tax	(146)	317	765	675	35	284	567	491
Attributable (loss)/profit	(139)	182	417	344	(150)	112	204	231

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to banks and customers at amortised cost	92.2	128.9	123.1	134.4	106.3	123.1	117.2	129.7
Trading portfolio assets	65.1	79.9	81.8	99.1	94.8	98.8	101.2	101.2
Derivative financial instrument assets	114.3	137.0	118.5	175.9	152.6	131.4	104.2	99.9
Derivative financial instrument liabilities	122.2	145.7	127.7	186.0	160.6	137.6	109.5	106.7
Reverse repurchase agreements and other similar secured lending	25.5	69.3	58.4	58.0	64.3	82.8	83.0	86.6
Financial assets designated at fair value	48.1	8.6	8.1	8.5	8.9	16.3	14.1	13.4
Total assets	375.9	452.0	420.1	509.6	455.7	488.4	446.2	469.4
Risk weighted assets	108.3	120.5	115.3	123.0	122.4	127.9	123.9	125.2

Performance measures
Return on average tangible equity	(3.9%)	5.5%	12.2%	9.7%	(3.9%)	3.3%	5.6%	6.4%
Average allocated tangible equity (£bn)	13.5	13.7	13.9	14.5	14.7	14.2	14.8	14.7
Return on average equity	(3.7%)	5.2%	11.5%	9.1%	(3.7%)	3.1%	5.3%	6.1%
Average allocated equity (£bn)	14.4	14.6	14.8	15.4	15.6	15.0	15.5	15.4
Cost: income ratio	109%	81%	64%	69%	97%	83%	74%	78%

Head Office	Q415	Q315	Q215	Q115	Q414	Q314	Q214	Q114
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Total (expense)/income	(107)	(42)	28	14	27	56	78	81
Credit impairment releases/(charges) and other provisions	-	1	(1)	-	-	-	-	-
Net operating (expenses)/income	(107)	(41)	27	14	27	56	78	81
Operating expenses	(64)	(104)	(50)	(28)	(11)	(9)	(34)	(3)
UK bank levy	(8)	-	-	-	(8)	-	-	-
Litigation and conduct	7	(14)	(5)	(2)	(8)	(4)	(42)	(12)
Costs to achieve	(2)	(8)	(17)	(5)	(9)	-	5	(7)
Total operating expenses	(67)	(126)	(72)	(35)	(36)	(13)	(71)	(22)
Other net income/(expenses)	1	-	2	2	-	(3)	(1)	1
(Loss)/profit before tax	(173)	(167)	(43)	(19)	(9)	40	6	60
Attributable profit/(loss)	34	(156)	(47)	(33)	122	(41)	45	(15)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	56.4	47.1	52.6	45.7	49.1	41.5	43.3	33.7
Risk weighted assets	7.7	7.6	7.5	6.3	5.6	7.5	7.6	16.0
Average allocated tangible equity	5.1	4.6	3.2	2.3	1.1	0.3	(1.1)	(2.8)
Average allocated equity	5.4	5.0	3.6	2.8	1.4	0.7	(0.7)	(2.5)

Performance Management

Returns and equity by business

Returns on average equity and average tangible equity are calculated as profit for the period attributable to ordinary equity holders of the parent (adjusted for the tax credit recorded in reserves in respect of interest payments on other equity instruments) divided by average allocated equity or average allocated tangible equity for the period as appropriate, excluding non-controlling and other equity interests for businesses, apart from Africa Banking (see below). Allocated equity has been calculated as 10.5% of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office equity includes the unallocated Group equity arising from the difference between the CRD IV CET1 ratio and 10.5%. Allocated tangible equity is calculated using the same method, but excludes goodwill and intangible assets.

For Africa Banking, the equity used for return on average equity is Barclays' share of the statutory equity of the BAGL entity (together with that of the Barclays Egypt and Zimbabwe businesses which remain outside the BAGL corporate entity), as well as the Barclays' goodwill on acquisition of these businesses. The tangible equity for return on tangible equity uses the same basis, but excludes both the Barclays' goodwill on acquisition and the goodwill and intangibles held within the BAGL statutory equity.

	Year ended	Year ended
	31.12.15	31.12.14
Return on average tangible equity	%	%
Personal and Corporate Banking	16.2	15.8
Barclaycard	22.3	19.9
Africa Banking	11.7	12.9
Investment Bank	6.0	2.8
Barclays Core operating businesses	12.7	10.8
Head Office impact1	(1.8)	0.5
Barclays Core	10.9	11.3
Barclays Non-Core impact1	(5.1)	(5.4)
Barclays Group adjusted total	5.8	5.9

	Year ended	Year ended
	31.12.15	31.12.14
Return on average equity	%	%
Personal and Corporate Banking	12.1	11.9
Barclaycard	17.7	16.0
Africa Banking	8.7	9.3
Investment Bank	5.6	2.7
Barclays Core operating businesses	10.4	8.9
Head Office impact1	(1.4)	0.3
Barclays Core	9.0	9.2
Barclays Non-Core impact1	(4.1)	(4.1)
Barclays Group adjusted total	4.9	5.1

	Year ended	Year ended
Profit/(loss) attributable to ordinary equity holders of the parent2	31.12.15	31.12.14
	£m	£m
Personal and Corporate Banking	2,203	2,075
Barclaycard	1,114	943
Africa Banking	332	360
Investment Bank	829	415
Head Office	(202)	112
Barclays Core	4,276	3,905
Barclays Non-Core impact	(1,510)	(1,072)
Barclays Group adjusted total	2,766	2,833

1
Return on average equity and average tangible equity for Head Office and Barclays Non-Core represents their impact on Barclays Core and the Group respectively. This does not represent the return on average equity and average tangible equity of Head Office or the Non-Core business.

2	Profit for the period attributable to ordinary equity holders of the parent includes the tax credit recorded in reserves in respect of interest payments on other equity instruments.

	Year ended	Year ended
	31.12.15	31.12.14
Average allocated tangible equity	£bn	£bn
Personal and Corporate Banking	13.6	13.1
Barclaycard	5.0	4.7
Africa Banking	2.8	2.8
Investment Bank	13.9	14.6
Head Office1	3.9	(0.6)
Barclays Core	39.2	34.6
Barclays Non-Core	8.9	13.2
Barclays Group adjusted total	48.1	47.8

	Year ended	Year ended
	31.12.15	31.12.14
Average allocated equity	£bn	£bn
Personal and Corporate Banking	18.2	17.5
Barclaycard	6.3	5.9
Africa Banking	3.8	3.9
Investment Bank	14.8	15.4
Head Office1	4.2	(0.4)
Barclays Core	47.3	42.3
Barclays Non-Core	9.0	13.4
Barclays Group adjusted total	56.3	55.7

	As at 31.12.15	As at 31.12.14
Period end allocated equity	£bn	£bn
Personal and Corporate Banking	18.3	17.9
Barclaycard	6.3	6.2
Africa Banking	3.4	4.0
Investment Bank	13.0	14.7
Head Office1	6.6	2.1
Barclays Core	47.6	44.9
Barclays Non-Core	7.2	11.0
Barclays Group adjusted total	54.8	55.9

1	Based on risk weighted assets and capital deductions in Head Office plus the residual balance of average ordinary shareholders' equity and tangible ordinary shareholders' equity.

Margins and balances
	Year ended 31.12.15			Year ended 31.12.14
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Personal and Corporate Banking	6,438	214,989	2.99	6,298	210,026	3.00
Barclaycard	3,520	38,560	9.13	3,044	34,776	8.75
Africa Banking	2,066	34,116	6.06	2,093	35,153	5.95
Total Personal and Corporate Banking, Barclaycard and Africa Banking	12,024	287,665	4.18	11,435	279,955	4.08
Investment Bank	588			647
Head Office	(303)			(216)
Barclays Core	12,309			11,866
Barclays Non-Core	249			214
Total net interest income	12,558			12,080

•
Total PCB, Barclaycard and Africa Banking net interest income increased 5% to £12.0bn due to an increase in average customer assets to £287.7bn (2014: £280.0bn) with growth in PCB and Barclaycard, partially offset by reductions in Africa Banking as the ZAR depreciated against GBP

•
Net interest margin increased 10bps to 4.18% primarily due to growth in interest earning lending within Barclaycard. Group net interest income increased to £12.6bn (2014: £12.1bn) including net structural hedge contributions of £1.5bn (2014: £1.6bn). Equity structural hedge income decreased driven by the maintenance of the hedge in a continuing low rate environment

•
Net interest margin by business reflects movements in the Group's internal funding rates which are based on the cost to the Group of alternative funding in wholesale markets. The internal funding rate prices intra-group funding and liquidity to give appropriate credit to businesses with net surplus liquidity and to charge those businesses in need of alternative funding at a rate that is driven by prevailing market rates and includes a term premium

Quarterly analysis for PCB, Barclaycard and Africa Banking	Three months ended 31.12.15
	Net interest income	Average customer assets	Net interest margin
	£m	£m	%
Personal and Corporate Banking	1,629	215,592	3.00
Barclaycard	912	39,567	9.14
Africa Banking	499	31,668	6.25
Total Personal and Corporate Banking, Barclaycard and Africa Banking	3,040	286,827	4.20

	Three months ended 30.09.15
Personal and Corporate Banking	1,606	214,505	2.97
Barclaycard	904	38,721	9.26
Africa Banking	499	33,205	5.96
Total Personal and Corporate Banking, Barclaycard and Africa Banking	3,009	286,431	4.17

	Three months ended 30.06.15
Personal and Corporate Banking	1,602	215,069	2.99
Barclaycard	883	38,025	9.31
Africa Banking	521	35,610	5.87
Total Personal and Corporate Banking, Barclaycard and Africa Banking	3,006	288,704	4.18

	Three months ended 31.03.15
Personal and Corporate Banking	1,601	214,645	3.02
Barclaycard	821	37,909	8.78
Africa Banking	547	36,603	6.06
Total Personal and Corporate Banking, Barclaycard and Africa Banking	2,969	289,157	4.18

Remuneration

Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of service. This creates a timing difference between the communication of the bonus pool and the charges that appear in the income statement which are reconciled in the table below to show the charge for performance costs. The table also shows the other elements of compensation and staff costs.

	Barclays Group			Investment Bank1
	Year ended	Year ended		Year ended	Year ended
	31.12.15	31.12.14		31.12.15	31.12.14
	£m	£m	% Change	£m	£m	% Change
Incentive awards granted
Current year bonus	839	885	5	367	381	4
Deferred bonus	661	757	13	579	634	9
Commissions, commitments and other incentives	169	218	22	30	38	21
Total incentive awards granted	1,669	1,860	10	976	1,053	7

Reconciliation of incentive awards granted to income statement charge:
Less: deferred bonuses granted in current year	(661)	(757)	13	(579)	(634)	9
Add: current year charges for deferred bonuses from previous years	874	1,067	18	736	854	14
Other2	2	(108)		51	12
Income statement charge for performance costs	1,884	2,062	9	1,184	1,285	8

Other income statement charges:
Salaries	4,954	4,998	1	1,847	1,749	(6)
Social security costs	594	659	10	248	268	7
Post retirement benefits3	545	624	13	112	120	7
Allowances and trading incentives	147	170	14	56	64	13
Other compensation costs	215	378	43	(24)	134
Total compensation costs4	8,339	8,891	6	3,423	3,620	5

Other resourcing costs5	2,050	2,114	3	398	466	15

Total staff costs	10,389	11,005	6	3,821	4,086	6

Compensation3 as % of adjusted net income	37.2%	37.7%		45.5%	47.6%
Compensation3 as % of adjusted income	34.0%	34.6%		45.2%	47.7%

For further detail on remuneration refer to the Remuneration Report on pages 83-116 of the Annual Report.

1
Investment Bank other compensation costs included allocations from Head Office and net recharges relating to compensation costs incurred in the Investment Bank but charged to other businesses and charges from other businesses to the Investment Bank.

2	Difference between incentive awards granted and income statement charge for commissions, commitments and other long-term incentives.
3
2015 post retirement benefits have been adjusted to exclude the impact of a £429m (2014: £nil) gain on valuation of a component of the defined benefit liability. Including the gain would result in a compensation: adjusted net income ratio of 35.3% and a compensation: adjusted income ratio of 32.3%.

4	In addition, £236m of Group compensation (2014: £250m) was capitalised as internally generated software.
5	Other resourcing costs include outsourcing, redundancy and restructuring costs and other temporary staff costs.

Deferred bonuses have been awarded and are expected to be charged to the income statement in the years outlined in the table that follows:

Year in which income statement charge is expected to be taken for deferred bonuses awarded to date1
	Actual		Expected2
	Year ended	Year ended	Year ended	2017 and
	31.12.14	31.12.15	31.12.16	beyond
Barclays Group	£m	£m	£m	£m
Deferred bonuses from 2012 and earlier bonus pools	488	117	13	-
Deferred bonuses from 2013 bonus pool	579	293	111	17
Deferred bonuses from 2014 bonus pool	-	464	194	100
Deferred bonuses from 2015 bonus pool	-	-	370	247
Income statement charge for deferred bonuses	1,067	874	688	364

Investment Bank
Deferred bonuses from 2012 and earlier bonus pools	398	101	11	-
Deferred bonuses from 2013 bonus pool	456	239	93	13
Deferred bonuses from 2014 bonus pool	-	396	167	80
Deferred bonuses from 2015 bonus pool	-	-	341	217
Income statement charge for deferred bonuses	854	736	612	310

1	The actual amount charged depends upon whether conditions have been met and will vary compared with the above expectation.
2	Does not include the impact of grants which will be made in 2016 and 2017.

Funding Risk - Liquidity

Overview

The Group has a comprehensive Key Risk Control Framework for managing the Group's liquidity risk. The Liquidity Framework meets the PRA's standards and is designed to ensure the Group maintains liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the liquidity risk appetite. The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

While Barclays has a comprehensive framework for managing the Group's liquidity risk, liquidity risk is managed separately at Barclays Africa Group Limited (BAGL) due to local currency and funding requirements. Unless stated otherwise, all disclosures in this section exclude BAGL and they are reported on a stand-alone basis. Adjusting for local requirements, BAGL liquidity risk is managed on a consistent basis to Barclays Group.

Liquidity stress testing

Barclays manages the Group's liquidity position against the Group's internally defined Liquidity Risk Appetite (LRA) and regulatory metrics such as CRD IV Liquidity Coverage Ratio (LCR). As at 31 December 2015, the Group held eligible liquid assets well in excess of 100% of net stress outflows for both the 30 day Barclays-specific LRA and the LCR.

Compliance with internal and regulatory stress tests	Barclays' LRA (30 day Barclays specific requirement)1	CRD IV: Interim LCR2
	£bn	£bn
Eligible liquidity buffer	145	147
Net stress outflows	(110)	(110)
Surplus	35	37
Liquidity pool as a percentage of anticipated net outflows as at 31 December 2015	131%	133%
Liquidity pool as a percentage of anticipated net outflows as at 31 December 2014	124%	124%

During the period, the Group strengthened its liquidity position, building a larger surplus to its internal and regulatory stress requirements.

Barclays plans to maintain its surplus at an adequate level to the internal and regulatory stress requirements, whilst considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to actions being taken with respect to sizing of the liquidity pool.

Barclays estimated its Net Stable Funding Ratio (NSFR)2 at 106% (2014: 102%) based on the final NSFR guidelines published by the BCBS in October 2014.

1
Of the three stress scenarios monitored as part of the LRA, the 30 day Barclays specific scenario results in the lowest ratio at 131% (2014: 124%). This compares to 144% (2014: 135%) under the 90 day market-wide scenario and 133% (2014: 127%) under the 30 day combined scenario.

2	Includes BAGL.

Liquidity pool

	Liquidity pool 31.12.2015	Liquidity pool of which CRD IV LCR-eligible			Liquidity pool 31.12.2014
		Cash	Level 1	Level 2A
As at 31.12.2015	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks1	48	45	1	-	37

Government bonds
AAA rated	63	-	63	-	73
AA+ to AA- rated	11	-	7	4	12
Other government bonds	1	-	1	-	-
Total government bonds	75	-	71	4	85

Other
Supranational bonds and multilateral development banks	7	-	7	-	9
Agencies and agency mortgage-backed securities	8	-	6	2	11
Covered bonds (rated AA- and above)	4	-	2	2	3
Other	3	-	-	-	4
Total other	22	-	15	4	27

Total as at 31 December 2015	145	45	87	8
Total as at 31 December 2014	149	37	99	7

The Group liquidity pool was £145bn at year end (2014: £149bn). During 2015, the month-end liquidity pool ranged from £142bn to £168bn (2014: £134bn to £156bn), and the month-end average balance was £155bn (2014: £145bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements.

Barclays manages the liquidity pool on a centralised basis. As at 31 December 2015, 94% (2014: 92%) of the liquidity pool was located in Barclays Bank PLC and was available to meet liquidity needs across the Barclays Group. The residual liquidity pool is held predominantly within Barclays Capital Inc (BCI). The portion of the liquidity pool outside of Barclays Bank PLC is held against entity-specific stressed outflows and regulatory requirements.

1	Of which over 97% (2014: over 95%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

Deposit funding
	As at 31.12.15			As at 31.12.14
Funding of loans and advances to customers	Loans and advances to customers	Customer deposits	Loan to deposit ratio	Loan to deposit ratio
	£bn	£bn	%	%
Personal and Corporate Banking	218	305
Barclaycard	40	10
Africa Banking	30	31
Non-Core (retail)	12	2
Total retail and corporate funding	300	348	86%	89%

Investment Bank, Non-Core (wholesale) and Head Office	99	70
Total	399	418	95%	100%

In total, PCB, Barclaycard, Africa Banking and Non-Core (retail) are largely funded by customer deposits. The loan to deposit ratio for these businesses was 86% (2014: 89%). The customer deposits in excess of loans and advances are primarily used to fund liquidity buffer requirements for these businesses. The Investment Bank is funded with wholesale liabilities and does not rely on retail customer deposit funding from these businesses. The loan to deposit ratio for the Group is 95% (2014: 100%).

As at 31 December 2015, £129bn (2014: £128bn) of total customer deposits were insured through the UK Financial Services Compensation Scheme and other similar schemes. In addition to these customer deposits, there were £4bn (2014: £4bn) of other liabilities insured or guaranteed by governments.

Wholesale funding

Composition of wholesale funding1

The Group's total wholesale funding outstanding excluding repurchase agreements was £142bn (2014: £171bn). £54bn (2014: £75bn) of wholesale funding matures in less than one year of which £14bn (2014: £22bn) relates to term funding.

Outstanding wholesale funding comprised of £25bn (2014: £33bn) secured funding and £117bn (2014: £138bn) unsecured funding.

In preparation for a Single Point of Entry resolution model, Barclays continues to issue debt capital and term senior unsecured funding out of Barclays PLC, the holding company, replacing maturing debt in Barclays Bank PLC.

Maturity profile of wholesale funding2
	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5	Total
	month	months	months	months	year	years	years	years	years	years
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC
Senior unsecured (public benchmark)	-	-	-	-	-	-	0.8	1.3	0.9	3.1	6.1
Senior unsecured (privately placed)	-	-	-	-	-	-	0.1	-	-	-	0.1
Subordinated liabilities	-	-	-	-	-	-	-	-	0.9	0.9	1.8
Barclays Bank PLC
Deposits from banks	9.5	3.1	1.3	0.8	14.7	0.1	-	-	-	0.3	15.1
Certificates of deposit and commercial paper	0.5	4.9	3.4	5.3	14.1	1.0	0.6	0.9	0.4	0.5	17.5
Asset backed commercial paper	2.2	3.3	0.2	-	5.7	-	-	-	-	-	5.7
Senior unsecured (public benchmark)	-	1.3	-	1.4	2.7	3.6	-	4.3	1.3	3.9	15.8
Senior unsecured (privately placed)3	0.6	1.6	2.3	4.8	9.3	5.1	5.4	3.7	3.0	8.5	35.0
Covered bonds	-	-	1.1	-	1.1	4.4	1.0	1.6	-	4.2	12.3
Asset backed securities	0.7	-	-	-	0.7	0.5	1.4	1.3	0.5	0.3	4.7
Subordinated liabilities	-	-	-	-	-	1.1	3.0	0.2	0.9	14.0	19.2
Other4	2.3	1.1	0.3	1.5	5.2	0.7	0.3	0.4	0.4	1.6	8.6
Total as at 31 December 2015	15.8	15.3	8.6	13.8	53.5	16.5	12.6	13.7	8.3	37.3	141.9
Of which secured	4.2	3.9	1.6	0.3	10.0	5.1	2.4	2.8	0.5	4.5	25.3
Of which unsecured	11.6	11.4	7.0	13.5	43.5	11.4	10.2	10.9	7.8	32.8	116.6
Total as at 31 December 2014	16.8	23.2	14.4	21.0	75.4	14.0	16.1	6.5	14.0	45.4	171.4
Of which secured	5.3	7.8	1.7	2.2	17.0	2.7	5.1	0.1	2.4	6.0	33.3
Of which unsecured	11.5	15.4	12.7	18.8	58.4	11.3	11.0	6.4	11.6	39.4	138.1

Outstanding wholesale funding includes £35bn (2014: £45bn) of privately placed senior unsecured notes in issue. These notes are issued through a variety of distribution channels including intermediaries and private banks. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £91bn (2014: £74bn).

1
The composition of wholesale funds comprises the balance sheet reported Deposits from Banks, Financial liabilities at Fair Value, Debt Securities in Issue and Subordinated Liabilities, excluding cash collateral and settlement balances. It does not include collateral swaps, including participation in the Bank of England's Funding for Lending Scheme. Included within deposits from banks are £6bn of liabilities drawn in the European Central Bank's facilities.

2
Term funding maturities comprise public benchmark and privately placed senior unsecured notes, covered bonds/asset-backed securities (ABS) and subordinated debt where the original maturity of the instrument was more than 1 year.

3	Includes structured notes of £28bn, £8bn of which matures within one year.
4	Primarily comprised of fair value deposits £5bn and reverse repurchase agreements of physical gold £3bn.

Term financing

The Group issued £9bn of term funding net of early redemptions during 2015. In addition, the Group has £14bn of term funding maturing in 2016 and £16bn in 2017.

The Group expect to continue issuing public wholesale debt in 2016, in order to maintain a stable and diverse funding base by type, currency and distribution channel.

Funding Risk - Capital

Capital resources

The Capital Requirements Regulation (CRR) and Capital Requirements Directive implemented Basel III within the EU (collectively known as CRD IV) on 1 January 2014. The rules are supplemented by Regulatory Technical Standards and the PRA's rulebook, including the implementation of transitional rules. However, rules and guidance are still subject to change as certain aspects of CRD IV are dependent on final technical standards and clarifications to be issued by the EBA and adopted by the European Commission and the PRA. All capital, RWA and leverage calculations reflect Barclays' interpretation of the current rules.

	As at	As at	As at
Capital ratios	31.12.15	30.09.15	31.12.14
Fully Loaded CET1	11.4%	11.1%	10.3%
PRA Transitional CET11,2	11.4%	11.1%	10.2%
PRA Transitional Tier 13,4	14.7%	14.2%	13.0%
PRA Transitional Total Capital3,4	18.6%	17.7%	16.5%

Capital resources	£m	£m	£m
Shareholders' equity (excluding non-controlling interests) per the balance sheet	59,810	61,945	59,567
Less: other equity instruments (recognised as AT1 capital)	(5,305)	(5,314)	(4,322)
Adjustment to retained earnings for foreseeable dividends	(631)	(545)	(615)

Minority interests (amount allowed in consolidated CET1)	950	1,139	1,227

Other regulatory adjustments and deductions:
Additional value adjustments (PVA)	(1,602)	(2,018)	(2,199)
Goodwill and intangible assets	(8,234)	(8,177)	(8,127)
Deferred tax assets that rely on future profitability excluding temporary differences	(855)	(1,012)	(1,080)
Fair value reserves related to gains or losses on cash flow hedges	(1,231)	(1,807)	(1,814)
Excess of expected losses over impairment	(1,365)	(1,568)	(1,772)
Gains or losses on liabilities at fair value resulting from own credit	127	(53)	658
Defined-benefit pension fund assets	(689)	(67)	-
Direct and indirect holdings by an institution of own CET1 instruments	(57)	(57)	(25)
Other regulatory adjustments	(177)	(61)	(45)
Fully loaded CET1 capital	40,741	42,405	41,453
Regulatory adjustments relating to unrealised gains1	-	-	(583)
PRA transitional CET1 capital	40,741	42,405	40,870

Additional Tier 1 (AT1) capital
Capital instruments and related share premium accounts	5,305	5,314	4,322
Qualifying AT1 capital (including minority interests) issued by subsidiaries	6,718	6,697	6,870
Other regulatory adjustments and deductions	(130)	(130)	-
Transitional Additional Tier 1 capital5	11,893	11,881	11,192
PRA transitional Tier 1 capital	52,634	54,286	52,062

Tier 2 (T2) capital
Capital instruments and related share premium accounts	1,757	824	800
Qualifying T2 capital (including minority interests) issued by subsidiaries	12,389	12,602	13,529
Other regulatory adjustments and deductions	(253)	(254)	(48)
PRA transitional total regulatory capital	66,527	67,458	66,343

Risk weighted assets	358,376	381,851	401,900

1	The transitional regulatory adjustment for unrealised gains is no longer applicable from 1 January 2015 resulting in CET1 capital on a fully loaded basis being equal to that on a transitional basis.
2
The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays' Tier 2 Contingent Capital Notes was 13.1% based on £46.8bn of transitional CRD IV CET1 capital and £358bn RWAs.

3	The PRA transitional capital is based on the PRA Rulebook and accompanying supervisory statements.
4
As at 31 December 2015, Barclays' fully loaded Tier 1 capital was £46,173m, and the fully loaded Tier 1 ratio was 12.9%. Fully loaded total regulatory capital was £62,103m and the fully loaded total capital ratio was 17.3%. The fully loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

5
Of the £11.9bn transitional AT1 capital, fully loaded AT1 capital used for the leverage ratio comprises the £5.3bn capital instruments and related share premium accounts, £0.3bn qualifying minority interests and £0.1bn capital deductions. It excludes legacy Tier 1 capital instruments issued by subsidiaries that are subject to grandfathering.

Movement in CET1 capital	Three months ended	Year ended
	31.12.15	31.12.15
	£m	£m
Opening CET1 capital	42,405	41,453

Loss for the period attributable to equity holders	(2,315)	(49)
Own credit	180	(531)
Dividends paid and foreseen	(339)	(1,372)
Decrease in regulatory capital generated from earnings	(2,474)	(1,952)

Net impact of share awards	123	609
Available for sale reserves	316	(245)
Currency translation reserves	72	(41)
Other reserves	(3)	9
Increase in other qualifying reserves	508	332

Retirement benefit reserve	510	916
Defined-benefit pension fund asset deduction	(622)	(689)
Net impact of pensions	(112)	227

Minority interests	(189)	(277)
Additional value adjustments (PVA)	416	597
Goodwill and intangible assets	(57)	(107)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	157	225
Excess of expected loss over impairment	203	407
Direct and indirect holdings by an institution of own CET1 instruments	-	(32)
Other regulatory adjustments	(116)	(132)
Decrease in regulatory adjustments and deductions	414	681

Closing CET1 capital	40,741	40,741

•	During 2015 the fully loaded CET1 ratio increased to 11.4% (2014: 10.3%) driven by a significant reduction in RWAs
•	CET1 capital decreased by £0.7bn to £40.7bn, after absorbing adjusting items, with the following significant movements:
	-	A £1.4bn reduction for dividends paid and foreseen
	-	A £0.2bn net increase as the retirement benefit reserve increased £0.9bn, offset by £0.7bn pension asset deduction
-
A £0.7bn increase due to lower regulatory deductions and adjustments including a £0.6bn decrease in PVA, a £0.4bn decrease in expected losses due to the sale of the Spanish business and disposals across the Investment Bank, partially offset by a £0.3bn decrease in eligible minority interests

Risk weighted assets by risk type and business
	Credit risk		Counterparty credit risk1		Market risk2		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Std	IMA
As at 31 December 2015	£m	£m	£m	£m	£m	£m	£m	£m
Personal and Corporate Banking	31,506	71,352	242	1,122	30	-	16,176	120,428
Barclaycard	17,988	17,852	-	-	-	-	5,505	41,345
Africa Banking	8,556	17,698	22	487	885	682	5,604	33,934
Investment Bank	4,808	39,414	11,020	10,132	9,626	13,713	19,620	108,333
Head Office	1,513	2,763	32	59	48	1,230	2,104	7,749
Total Core	64,371	149,079	11,316	11,800	10,589	15,625	49,009	311,789
Barclays Non-Core	5,078	11,912	1,397	9,231	679	10,639	7,651	46,587
Total risk weighted assets	69,449	160,991	12,713	21,031	11,268	26,264	56,660	358,376

As at 31 December 2014
Personal and Corporate Banking	32,657	70,080	238	1,049	26	-	16,176	120,226
Barclaycard	15,910	18,492	-	-	-	-	5,505	39,907
Africa Banking	9,015	21,794	10	562	948	588	5,604	38,521
Investment Bank	5,773	36,829	13,739	11,781	18,179	16,480	19,621	122,402
Head Office	506	2,912	234	62	7	521	1,326	5,568
Total Core	63,861	150,107	14,221	13,454	19,160	17,589	48,232	326,624
Barclays Non-Core	10,679	19,416	3,023	18,406	2,236	13,088	8,428	75,276
Total risk weighted assets	74,540	169,523	17,244	31,860	21,396	30,677	56,660	401,900

Movement analysis of risk weighted assets
	Credit risk	Counterparty credit risk1	Market risk2	Operational risk	Total RWAs
Risk weighted assets	£bn	£bn	£bn	£bn	£bn
As at 1 January 2015	244.0	49.1	52.1	56.7	401.9
Book size	8.3	(10.6)	(9.5)	-	(11.8)
Acquisition and disposals	(14.2)	-	(0.4)	-	(14.6)
Book quality	0.1	(1.7)	0.7	-	(0.9)
Model updates	(2.1)	(1.1)	(2.7)	-	(5.9)
Methodology and policy	2.3	(1.9)	(2.6)	-	(2.2)
Foreign exchange movements3	(8.0)	(0.1)	-	-	(8.1)
Other	-	-	-	-	-
As at 31 December 2015	230.4	33.7	37.6	56.7	358.4

1	RWAs in relation to default fund contributions are included in counterparty credit risk.
2	RWAs in relation to credit valuation adjustment (CVA) are included in market risk.
3	Foreign exchange movement does not include FX for modelled counterparty risk or modelled market risk.

RWAs decreased £43.5bn to £358.4bn, driven by:

•
Book size: RWAs decreased £11.8bn primarily due to a reduction in holdings of US bonds and equities and a reduction in derivatives and securities financing transactions. This was partially offset by a growth in corporate lending, particularly in Africa and the UK

•	Acquisitions and disposals: RWAs decreased £14.6bn primarily due to disposals in Non-Core, including the sale of the Spanish business
•
Model updates: RWAs decreased £5.9bn primarily due to implementation of diversification benefits across advanced general and specific market risk, as well as a recalibration of a credit risk model within the Investment Bank and Non-Core

•
Methodology and policy: RWAs decreased £2.2bn primarily due to the implementation of collateral modelling for mismatched FX collateral and a transfer of securities financing transactions in certain businesses from the banking book to trading book, enabling further collateral offset

•	Foreign exchange movements: RWAs decreased by £8.1bn primarily due to depreciation of ZAR against GBP

Leverage

The leverage ratio applicable to the Group has been calculated in accordance with the requirements of the EU Capital Requirements Regulation (CRR) which was amended effective from January 2015. The leverage calculation below uses the end-point CRR definition of Tier 1 capital for the numerator and the CRR definition of leverage exposure.

At 31 December 2015, Barclays' leverage ratio was 4.5%, which exceeds the expected end point minimum requirement of 3.7% as outlined by the PRA Supervisory Statement SS45/15 and the updated PRA rulebook, comprising the 3% minimum requirement, and the fully phased-in G-SII buffer.

	As at 31.12.15	As at 30.09.15	As at 31.12.141
Leverage exposure	£bn	£bn	£bn
Accounting assets
Derivative financial instruments	328	379	440
Cash collateral	62	64	73
Reverse repurchase agreements and other similar secured lending	28	84	132
Financial assets designated at fair value2	77	34	38
Loans and advances and other assets	625	676	675
Total IFRS assets	1,120	1,237	1,358

Regulatory consolidation adjustments	(10)	(6)	(8)

Derivatives adjustments
Derivatives netting	(293)	(343)	(395)
Adjustments to cash collateral	(46)	(50)	(53)
Net written credit protection	15	22	27
Potential Future Exposure (PFE) on derivatives	129	155	179
Total derivatives adjustments	(195)	(216)	(242)

Securities financing transactions (SFTs) adjustments	16	27	25

Regulatory deductions and other adjustments	(14)	(15)	(15)
Weighted off balance sheet commitments	111	114	115
Total fully loaded leverage exposure	1,028	1,141	1,233

Fully loaded CET1 capital	40.7	42.4	41.5
Fully loaded AT1 capital	5.4	5.5	4.6
Fully loaded Tier 1 capital	46.2	47.9	46.0

Fully loaded leverage ratio	4.5%	4.2%	3.7%

1
2014 comparatives have been prepared on a BCBS 270 basis. Barclays does not believe that there is a material difference between the BCBS 270 leverage exposure and a leverage exposure calculated in accordance with the EU delegated act.

2	Included within financial assets designated at fair value are reverse repurchase agreements designated at fair value of £50bn (2014: £5bn)

•	During 2015, the leverage ratio increased significantly to 4.5% (2014: 3.7%) driven by a reduction in the leverage exposure of £205bn to £1,028bn
•	Total derivative exposures decreased £76bn to £195bn
	-	PFE decreased £50bn to £129bn, mainly as a result of continued Non-Core rundown and optimisations including trade compressions and tear-ups
	-	Other derivative assets decreased £14bn to £51bn, driven by a net decrease in IFRS derivatives, due to an increase in the major interest rate forward curves and trade maturities
	-	Net written credit protection decreased £12bn to £15bn due to a reduction in business activity and improved portfolio netting
•
Taken together, reverse repurchase agreements and other similar secured lending and financial assets designated at fair value decreased £65bn to £105bn, reflecting a reduction in matched book trading and general firm financing due to balance sheet deleveraging

•
Loans and advances and other assets decreased by £50bn to £625bn driven by a £37bn reduction in trading portfolio assets primarily due to Non-Core rundown, a reduction in trading activities in the Investment Bank, as well as a £10bn decrease in settlement balances and a £5bn decrease in Africa reflecting the depreciation of ZAR against GBP. This was partially offset by lending growth of £3bn in Barclaycard

•	SFT adjustments decreased by £9bn to £16bn due to maturity of trades and a reduction in trading volumes

Credit Risk

Analysis of loans and advances and impairment
As at 31.12.15	Gross loans and advances	Impairment allowance	Loans and advances net of impairment	Credit risk loans	CRLs % of gross loans and advances	Loan impairment charges1	Loan loss rates
	£m	£m	£m	£m	%	£m	bps
Personal and Corporate Banking	137,212	713	136,499	1,591	1.2	199	15
Africa Banking	17,412	539	16,873	859	4.9	273	157
Barclaycard	43,346	1,835	41,511	1,601	3.7	1,251	289
Barclays Core	197,970	3,087	194,883	4,051	2.0	1,723	87
Barclays Non-Core	11,610	369	11,241	845	7.3	85	73
Total Group retail	209,580	3,456	206,124	4,896	2.3	1,808	86

Investment Bank	92,321	83	92,238	241	0.3	47	5
Personal and Corporate Banking	87,855	914	86,941	1,794	2.0	182	21
Africa Banking	14,955	235	14,720	541	3.6	80	53
Head Office	5,922	-	5,922	-	-	-	-
Barclays Core	201,053	1,232	199,821	2,576	1.3	309	15
Barclays Non-Core	34,854	233	34,621	345	1.0	(20)	(6)
Total Group wholesale	235,907	1,465	234,442	2,921	1.2	289	12

Group total	445,487	4,921	440,566	7,817	1.8	2,097	47

Traded loans	2,474	n/a	2,474
Loans and advances designated at fair value	17,913	n/a	17,913
Loans and advances held at fair value	20,387	n/a	20,387
Total loans and advances	465,874	4,921	460,953

As at 31.12.14
Personal and Corporate Banking2,3	136,544	766	135,778	1,733	1.3	215	16
Africa Banking	21,334	681	20,653	1,093	5.1	295	138
Barclaycard	38,376	1,815	36,561	1,765	4.6	1,183	308
Barclays Core	196,254	3,262	192,992	4,591	2.3	1,693	86
Barclays Non-Core	20,259	428	19,831	1,209	6.0	151	75
Total Group retail	216,513	3,690	212,823	5,800	2.7	1,844	85

Investment Bank	106,377	44	106,333	71	0.1	(14)	(1)
Personal and Corporate Banking2	88,192	873	87,319	2,112	2.4	267	30
Africa Banking	16,312	246	16,066	665	4.1	54	33
Head Office	3,240	-	3,240	-	-	-	-
Barclays Core	214,121	1,163	212,958	2,848	1.3	307	14
Barclays Non-Core	44,699	602	44,097	841	1.9	53	12
Total Group wholesale	258,820	1,765	257,055	3,689	1.4	360	14

Group total	475,333	5,455	469,878	9,489	2.0	2,204	46

Traded loans	2,693	n/a	2,693
Loans and advances designated at fair value	20,198	n/a	20,198
Loans and advances held at fair value	22,891	n/a	22,891
Total loans and advances	498,224	5,455	492,769

1	Excludes impairment charges on available for sale investments and reverse repurchase agreements.
2
UK Business Banking has been reclassified from Retail to Wholesale in line with how the business is now managed. 2014 figures have been restated to reflect this, with net loans and advances of £8.4bn, credit risk loans of £482m, and impairment charges of £48m being reclassified to Wholesale.

3	2014 PCB Credit Risk Loans have been revised by £151m to align the methodology for determining arrears categories with other Home Finance risk disclosures.

Net on-balance sheet exposure to the oil and gas sector was £4.4bn (2014: £5.8bn), with contingent liabilities and commitments to this sector of £13.8bn (2014: £12.6bn). Impairment charges were £106m (2014: £1m). The ratio of the Group's net total exposures classified as strong and satisfactory was 97% (2014: 99%) of the total credit risk net exposure to this sector.

If average oil prices remained at $30 per barrel throughout 2016, estimated additional impairment of approximately £250m would result. If average oil prices were to reduce to $25 per barrel throughout 2016, estimated additional impairment of approximately £450m would result.

Statement of Directors' Responsibilities

Each of the Directors (the names of whom are set out below) confirm that:

•
to the best of their knowledge, the condensed consolidated financial statements (set out on pages 47 to 50), which have been prepared in accordance with the IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole. The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2015 included in the Annual Report; and

•
to the best of their knowledge, the management information (set out on pages 1 to 45) includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Signed on behalf of the Board by

Jes Staley	Tushar Morzaria
Group Chief Executive	Group Finance Director

Barclays PLC Board of Directors:

Chairman John McFarlane	Executive Directors Jes Staley (Group Chief Executive) Tushar Morzaria (Group Finance Director)
Non-executive Directors
Mike Ashley
Tim Breedon CBE
Crawford Gillies
Sir Gerry Grimstone
Reuben Jeffery III
Wendy Lucas-Bull
Dambisa Moyo
Frits van Paasschen
Diane de Saint Victor
Diane Schueneman
Stephen Thieke

Condensed Consolidated Financial Statements

Condensed consolidated income statement (audited)
		Year ended	Year ended
Continuing operations		31.12.15	31.12.14
	Notes1	£m	£m
Net interest income		12,558	12,080
Net fee and commission income		7,892	8,174
Net trading income		3,623	3,331
Net investment income		1,138	1,328
Net premiums from insurance contracts		709	669
Other income		67	186
Total income		25,987	25,768
Net claims and benefits incurred on insurance contracts		(533)	(480)
Total income net of insurance claims		25,454	25,288
Credit impairment charges and other provisions		(2,114)	(2,168)
Net operating income		23,340	23,120

Staff costs		(9,960)	(11,005)
Administration and general expenses		(10,717)	(9,424)
Operating expenses		(20,677)	(20,429)

Loss on disposal of undertakings and share of results of associates and joint ventures		(590)	(435)
Profit before tax		2,073	2,256
Tax	1	(1,450)	(1,411)
Profit after tax		623	845

Attributable to:
Ordinary equity holders of the parent		(394)	(174)
Other equity holders	9	345	250
Total equity holders		(49)	76
Non-controlling interests	2	672	769
Profit after tax		623	845

Earnings per share from continuing operations
Basic loss per ordinary share2	3	(1.9p)	(0.7p)
Diluted loss per ordinary share2		(1.9p)	(0.7p)

1	For notes to the Financial Statements see pages 51 to 54.
2
The profit after tax attributable to other equity holders of £345m (2014: £250m) is offset by a tax credit recorded in reserves of £70m (2014: £54m). The net amount of £275m, along with NCI, is deducted from profit after tax in order to calculate earnings per share.

Condensed consolidated statement of profit or loss and other comprehensive income (audited)
		Year ended	Year ended
Continuing operations		31.12.15	31.12.14
	Note1	£m	£m
Profit after tax		623	845

Other comprehensive (loss)/income that may be recycled to profit or loss:
Currency translation reserve	10	(476)	486
Available for sale reserve	10	(251)	413
Cash flow hedge reserve	10	(594)	1,540
Other		21	(42)
Total comprehensive (loss)/income that may be recycled to profit or loss		(1,300)	2,397

Other comprehensive income not recycled to profit or loss:
Retirement benefit remeasurements		914	205

Other comprehensive (loss)/income for the period		(386)	2,602

Total comprehensive income for the period		237	3,447

Attributable to:
Equity holders of the parent		45	2,756
Non-controlling interests		192	691
Total comprehensive income for the period		237	3,447

1	For notes to the Financial Statements see pages 51 to 54.

Condensed consolidated balance sheet (audited)
		As at	As at
		31.12.15	31.12.14
Assets	Notes1	£m	£m
Cash and balances at central banks		49,711	39,695
Items in the course of collection from other banks		1,011	1,210
Trading portfolio assets		77,348	114,717
Financial assets designated at fair value		76,830	38,300
Derivative financial instruments		327,709	439,909
Available for sale financial investments		90,267	86,066
Loans and advances to banks		41,349	42,111
Loans and advances to customers		399,217	427,767
Reverse repurchase agreements and other similar secured lending		28,187	131,753
Current and deferred tax assets		4,910	4,464
Prepayments, accrued income and other assets		10,374	19,181
Investments in associates and joint ventures		573	711
Goodwill		4,605	4,887
Intangible assets		3,617	3,293
Property, plant and equipment		3,468	3,786
Retirement benefit assets	7	836	56
Total assets		1,120,012	1,357,906

Liabilities
Deposits from banks		47,080	58,390
Items in the course of collection due to other banks		1,013	1,177
Customer accounts		418,242	427,704
Repurchase agreements and other similar secured borrowing		25,035	124,479
Trading portfolio liabilities		33,967	45,124
Financial liabilities designated at fair value		91,745	56,972
Derivative financial instruments		324,252	439,320
Debt securities in issue		69,150	86,099
Subordinated liabilities		21,467	21,153
Accruals, deferred income and other liabilities		16,607	24,538
Current and deferred tax liabilities		1,025	1,283
Provisions	5	4,142	4,135
Retirement benefit liabilities	7	423	1,574
Total liabilities		1,054,148	1,291,948

Equity
Called up share capital and share premium	8	21,586	20,809
Other reserves	10	1,898	2,724
Retained earnings		31,021	31,712
Shareholders' equity attributable to ordinary shareholders of the parent		54,505	55,245
Other equity instruments	9	5,305	4,322
Total equity excluding non-controlling interests		59,810	59,567
Non-controlling interests	2	6,054	6,391
Total equity		65,864	65,958

Total liabilities and equity		1,120,012	1,357,906

1	For notes to the Financial Statements see pages 51 to 54.

Condensed consolidated statement of changes in equity (audited)

	Called up share capital and share premium1	Other equity instruments1	Other reserves	Retained earnings	Total	Non-controlling interests2	Total equity
Year ended 31.12.15	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2015	20,809	4,322	2,724	31,712	59,567	6,391	65,958
Profit after tax	-	345	-	(394)	(49)	672	623
Other comprehensive profit after tax for the period	-	-	(842)	936	94	(480)	(386)
Issue of shares	777	-	-	571	1,348	-	1,348
Issue and exchange of equity instruments	-	995	-	-	995	-	995
Dividends	-	-	-	(1,081)	(1,081)	(552)	(1,633)
Coupons paid on other equity instruments	-	(345)	-	70	(275)	-	(275)
Redemption of preference shares	-	-	-	-	-	-	-
Treasury shares	-	-	16	(755)	(739)	-	(739)
Other movements	-	(12)	-	(38)	(50)	23	(27)
Balance at 31 December 2015	21,586	5,305	1,898	31,021	59,810	6,054	65,864

Year ended 31.12.14
Balance at 1 January 2014	19,887	2,063	249	33,186	55,385	8,564	63,949
Profit after tax	-	250	-	(174)	76	769	845
Other comprehensive profit after tax for the period	-	-	2,518	162	2,680	(78)	2,602
Issue of shares	922	-	-	693	1,615	-	1,615
Issue and exchange of equity instruments	-	2,263	-	(155)	2,108	(1,527)	581
Dividends	-	-	-	(1,057)	(1,057)	(631)	(1,688)
Coupons paid on other equity instruments	-	(250)	-	54	(196)	-	(196)
Redemption of preference shares	-	-	-	(104)	(104)	(687)	(791)
Treasury shares	-	-	(43)	(866)	(909)	-	(909)
Other movements	-	(4)	-	(27)	(31)	(19)	(50)
Balance at 31 December 2014	20,809	4,322	2,724	31,712	59,567	6,391	65,958

Condensed consolidated cash flow statement (audited)
	Year ended	Year ended
	31.12.15	31.12.14
	£m	£m
Profit before tax	2,073	2,256
Adjustment for non-cash items	6,753	5,620
Changes in operating assets and liabilities	8,972	(16,765)
Corporate income tax paid	(1,670)	(1,552)
Net cash from operating activities	16,128	(10,441)
Net cash from investing activities	(8,434)	10,655
Net cash from financing activities	(441)	(3,058)
Effect of exchange rates on cash and cash equivalents	824	(431)
Net increase/ (decrease) in cash and cash equivalents	8,077	(3,275)
Cash and cash equivalents at beginning of the period	78,479	81,754
Cash and cash equivalents at end of the period	86,556	78,479

1	Details of share capital, other equity instruments and other reserves are shown on page 53 to 54.
2	Details of non-controlling interests are shown on page 51.

Financial Statement Notes

1 Tax

The 2015 tax charge of £1,450m (2014: £1,411m), represented an effective tax rate of 69.9% (2014: 62.5%). The effective tax rate is higher than the UK statutory tax rate of 20.3% (2014: 21.5%). This is principally a result of expenses that are not deductible for tax purposes, in particular provisions recognised in relation to ongoing investigations and litigation including Foreign Exchange, and provisions for UK customer redress. In addition, the effective tax rate is higher than the UK statutory rate due to non-creditable taxes incurred and profits earned outside the UK being taxed at higher local statutory tax rates.

The deferred tax asset of £4,495m (2014: £4,130m) mainly relates to amounts in the US.

	Assets		Liabilities
Current and deferred tax assets and liabilities	As at 31.12.15	As at 31.12.14	As at 31.12.15	As at 31.12.14
	£m	£m	£m	£m
Current tax	415	334	(903)	(1,021)
Deferred tax	4,495	4,130	(122)	(262)
Total	4,910	4,464	(1,025)	(1,283)

Deferred tax assets and liabilities	31.15.15	31.12.14
	£m	£m
Barclays Group US Inc. - US tax group	1,903	1,588
US Branch of Barclays Bank PLC - US tax group	1,569	1,591
Barclays PLC - UK tax group	411	461
Other	612	490
Deferred tax asset	4,495	4,130
Deferred tax liability	(122)	(262)
Net deferred tax	4,373	3,868

2 Non-controlling interests

	Profit attributable to non-controlling interest		Equity attributable to non-controlling interest
	Year ended 31.12.15	Year ended 31.12.14	Year ended 31.12.15	Year ended 31.12.14
	£m	£m	£m	£m
Barclays Bank PLC Issued:
- Preference shares	343	441	3,654	3,654
- Upper Tier 2 instruments	2	2	486	486
Barclays Africa Group Limited	325	320	1,902	2,247
Other non-controlling interests	2	6	12	4
Total	672	769	6,054	6,391

Equity attributable to non-controlling interests decreased by £337m to £6,054m primarily due to currency translation movement resulting from depreciation of ZAR against GBP.

3 Earnings per share

	As at	As at
	31.12.15	31.12.14
	£m	£m
Loss attributable to ordinary equity holders of the parent	(394)	(174)
Tax credit on profit after tax attributable to other equity holders	70	54
Total loss attributable to equity holders of the parent including tax credit on other equity1	(324)	(120)
Basic weighted average number of shares in issue	16,687	16,329
Number of potential ordinary shares	367	296
Diluted weighted average number of shares	17,054	16,625
Basic (loss)/earnings per ordinary share (p)	(1.9)	(0.7)
Diluted (loss)/earnings per ordinary share (p)	(1.9)	(0.7)

1
The profit after tax attributable to other equity holders of £345m (2014: £250m) is offset by a tax credit recorded in reserves of £70m (2014: £54m). The net amount of £275m (2014: £196m), along with NCI, is deducted from profit after tax in order to calculate earnings per share.

4 Dividends on ordinary shares

A final dividend in respect of 2015 of 3.5p per ordinary share will be paid on 5 April 2016 to shareholders on the Share Register on 11 March 2016 and accounted for as a distribution of retained earnings in the year ending 31 December 2016. The financial statements for 2015 include the following dividends paid during the year.

	Year ended 31.12.15		Year ended 31.12.14
Dividends paid during the period	Per share	Total	Per share	Total
	Pence	£m	Pence	£m
Final dividend paid during period	3.5	578	3.5	564
Interim dividends paid during period	3.0	503	3.0	493
Total	6.5	1,081	6.5	1,057

5 Provisions

	As at	As at
	31.12.15	31.12.14
	£m	£m
PPI redress	2,106	1,059
Other customer redress	896	586
Legal, competition & regulatory matters	489	1,690
Redundancy and restructuring	186	291
Undrawn contractually committed facilities and guarantees	60	94
Onerous contracts	141	205
Sundry provisions	264	210
Total	4,142	4,135

PPI redress

As at 31 December 2015, Barclays had recognised cumulative provisions totalling £7.4bn (2014: £5.2bn) against the cost of PPI redress and associated processing costs with utilisation of £5.3bn (2014: £4.2bn), leaving a residual provision of £2.1bn (2014: £1.1bn).

Through to 31 December 2015, 1.6m (2014: 1.3m) customer initiated claims1 had been received and processed. The volume of claims received during 2015 decreased 9%2 from 2014. This rate of decline however was slower than previously expected, due to steady levels of claims from Claims Management Companies (CMC) in particular.

During 2015, claims volumes continued to decline, but at a slower rate than had been projected at the start of the year based on historic experience. As a result, management has revised upwards its estimate of future volumes and recognised additional provisions totalling £2.2bn during the year. The provision estimate reflects an assessment of the proposals contained in a consultation published by the FCA on 26 November 2015 which, if enacted, would impact on the timing and volume of future claims flow. This includes estimating the impact of the proposed 2018 complaint deadline and guidance on the impact of a 2014 UK Supreme Court judgment (Plevin vs Paragon Personal Finance). The potential impact of these proposals is difficult to estimate and the outcome of the consultation is not yet known.

The provision is calculated using a number of key assumptions which continue to involve significant management judgement and modelling:

•	Customer initiated claim volumes - claims received but not yet processed plus an estimate of future claims initiated by customers where the volume is anticipated to decline over time
•	Proactive response rate - volume of claims in response to proactive mailing
•	Uphold rate - the percentage of claims that are upheld as being valid upon review
•	Average claim redress - the expected average payment to customers for upheld claims based on the type and age of the policy/policies
•	Processing cost per claim - the cost to Barclays of assessing and processing each valid claim.

These assumptions remain subjective, in particular due to the uncertainty associated with future claims levels, which include complaints driven by CMC activity.

The current provision represents Barclays' revised best estimate of all future expected costs of PPI redress, however, it is possible the eventual outcome may differ from the current estimate. If this were to be material, the provision will be increased or decreased accordingly.

The following table details by key assumption, actual data through to 31 December 2015, forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

1	Total claims received to date, including those received via CMCs but excluding those for which no PPI policy exists and excluding responses to proactive mailing.
2	Gross volumes received.

Assumption	Cumulative actual to 31.12.15	Future expected	Sensitivity analysis increase/decrease in provision	Cumulative actual to 31.12.14
Customer initiated claims received and processed1	1,570k	730k	50k = £103m	1,300k
Proactive mailing	680k	150k	50k = £16m	680k
Response rate to proactive mailing	28%	26%	1% = £2m	28%
Average uphold rate per claim2	86%3	88%	1% = £18m	79%
Average redress per valid claim4	£1,808	£1,810	£100 = £87m	£1,740
Processing cost per claim5	£300	£295	50k = £15m	£294

1	Total claims received to date, including those received via CMCs but excluding those for which no PPI policy exists and excluding responses to proactive mailing.
2	Average uphold rate per claim excludes those for which no PPI policy exists.
3	Change in average uphold rate mainly due to increased remediation in 2015.
4	Average redress stated on a per policy basis and excludes remediation.
5	Processing cost per claim on an upheld complaints basis.

6 Contingent liabilities and commitments

	As at	As at
	31.12.15	31.12.14
	£m	£m
Guarantees and letters of credit pledged as collateral security	16,065	14,547
Performance guarantees, acceptances and endorsements	4,556	6,777
Contingent liabilities	20,621	21,324
Documentary credits and other short-term trade related transactions	845	1,091
Forward starting reverse repurchase agreements1	93	13,856
Standby facilities, credit lines and other commitments	281,369	276,315

1
Forward starting reverse repurchase agreements were previously disclosed as loan commitments. Following the business designation of reverse repurchase and repurchase agreements at fair value through profit and loss new forward starting reverse repurchase agreements are within the scope of IAS 39 and are recognised as derivatives on balance sheet.

7 Retirement benefits

As at 31 December 2015, the Group's IAS 19 (Revised) pension surplus across all schemes was £0.4bn (2014: £1.5bn deficit). The UK Retirement Fund (UKRF), which is the Group's main scheme, had a surplus of £0.8bn (2014: £1.1bn deficit).

The movement for the UKRF is largely due to a £1.9bn decrease in the defined benefit obligation which is due to an increase in discount rate to 3.82% (2014: 3.67%), payment of deficit contributions, membership experience, and a change to the statutory underpin of certain benefits.

The triennial funding valuation of the UKRF was completed in 2014 with an effective date of 30 September 2013. The funding deficit at that date was calculated to be £3.6bn. The next funding valuation of the UKRF is due to be completed in 2017 with an effective date of 30 September 2016. In non-valuation years the Scheme Actuary prepares an annual update of the funding position. The latest annual update was carried out as at 30 September 2015 and showed a deficit of £6.0bn.

Under the agreed recovery plan, a deficit contribution of £300m will be paid in 2016. Further deficit contributions of £740m each year are payable between 2017 and 2021 with up to £500m of the 2021 deficit contributions payable in 2017 if the funding deficit remains over £2.6bn. These deficit contributions are in addition to the regular contributions to meet the Group's share of the cost of benefits accruing over each year.

8 Called up share capital and premium

Called up share capital and premium of £21,586m (2014: £20,809m) comprises 16,805m (2014: 16,498m) ordinary shares of 25p each. The increase was due to the issuance of 253m (2014: 320m) shares under employee share schemes and a further 54m (2014: 65m) issued as part of the Barclays PLC Scrip Dividend Programme.

9 Other equity instruments

Other equity instruments of £5,305m (2014: £4,322m) include Additional Tier 1 (AT1) securities issued by Barclays PLC. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under CRD IV.

In 2015 there was one AT1 qualifying issuance of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with a principal amount of £1.0bn.

10 Reserves

Currency translation reserve

As at 31 December 2015 there was a debit balance of £623m (2014: £582m debit) in the currency translation reserve. The £41m increase (2014: £560m decrease to a debit balance) principally reflected the depreciation of ZAR and EUR against GBP, offset by the appreciation of USD against GBP. The currency translation reserve movement associated with non-controlling interests was a £435m debit (2014: £74m debit) reflecting the depreciation of ZAR against GBP.

During the year a £65m net loss (2014: £91m net gain) from recycling of the currency translation reserve was recognised in the income statement.

Available for sale reserve

As at 31 December 2015 there was a credit balance of £317m (2014: £562m credit) in the available for sale reserve. The decrease of £245m (2014: £414m increase) principally reflected a £350m loss from changes in fair value on Government Bonds, predominantly held in the liquidity pool, £148m of losses from related hedging, £378m of net gains transferred to the income statement, partially offset by £396m gain from changes in fair value of equity investments in Visa Europe and an £86m change in insurance liabilities. A tax credit of £132m was recognised in the period relating to these items. The tax credit on available for sale movements represented an effective tax rate of 35.0% (2014: 19.9%). This is significantly higher than the UK corporation tax rate of 20.25% (2014: 21.5%) due to available for sale movements including the Visa Europe gain that will be offset by existing UK capital losses for which a deferred tax asset has not been recognised.

Cash flow hedging reserve

As at 31 December 2015, there was a credit balance of £1,261m (2014: £1,817m credit) in the cash flow hedging reserve. The decrease of £556m (2014: £1,544m increase) principally reflected a £378m decrease in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves increased and £247m gains recycled to the income statement in line with when the hedged item affects profit or loss, partially offset by a tax credit of £66m. The tax credit on cash flow hedging reserve movements represented an effective tax rate of 10.6% (2014: 19.8%). This is significantly lower than the UK corporation tax rate of 20.25% (2014: 21.5%) due to the tax rate changes introduced by the UK Summer Budget increasing associated deferred tax liabilities.

Other reserves and treasury shares

As at 31 December 2015 there was a credit balance of £943m (2014: £927m credit) in other reserves. The increase principally reflected £602m (2014: £909m) of net purchases of treasury shares held for the purposes of employee share schemes, partially offset by £618m (2014: £866m) transferred to retained earnings reflecting the vesting of deferred share based payments.

Shareholder Information

Results timetable1	Date
Ex-dividend date	10 March 2016
Dividend Record date	11 March 2016
Scrip reference share price set and made available to shareholders	17 March 2016
Cut off time of 4.30 pm (London time) for the receipt of Mandate Forms or Revocation Forms (as applicable)	18 March 2016
Dividend Payment date /first day of dealing in New Shares	5 April 2016
Q1 2016 Interim Management Statement	27 April 2016

To ensure that the final dividend for the year ended 31 December 2015 is paid before the end of the tax year ending 5 April 2016, which we believe is helpful to shareholders, the Scrip dividend election period has reduced from the normal 10 business days (from record date to election date) to 5 business days. Dates are detailed above but please note that the last day of elections (Friday, 18 March 2016) is one day after the Scrip reference share price is announced (Thursday, 17 March 2016). If shareholders have any questions about the process for choosing to participate in the Scrip Dividend Programme or revoking their Scrip Dividend Programme Mandate, please contact our Registrar, Equiniti, using the contact details below.

For qualifying US and Canadian resident ADR holders, the final dividend of 3.5p per ordinary share becomes 14p per ADS (representing four shares). The ADR depositary will post the final dividend on Tuesday, 5 April 2016 to ADR holders on the record at close of business on Friday, 11 March 2016. The ex-dividend date for ADR holders will be Wednesday, 9 March 2016.

	Year ended	Year ended	% Change3
Exchange rates2	31.12.15	31.12.14	31.12.14
Period end - USD/GBP	1.48	1.56	(5%)
Average - USD/GBP	1.53	1.65	(7%)
3 month average - USD/GBP	1.52	1.58	(4%)
Period end - EUR/GBP	1.36	1.28	6%
Average - EUR/GBP	1.38	1.24	11%
3 month average - EUR/GBP	1.39	1.27	9%
Period end - ZAR/GBP	23.14	18.03	28%
Average - ZAR/GBP	19.57	17.84	10%
3 month average - ZAR/GBP	21.56	17.75	21%

Share price data	31.12.15	31.12.14
Barclays PLC (p)	218.90	243.50
Barclays PLC number of shares (m)	16,805	16,498
Barclays Africa Group Limited (formerly Absa Group Limited) (ZAR)	143.49	182.00
Barclays Africa Group Limited (formerly Absa Group Limited) number of shares (m)	848	848

For further information please contact

Investor relations	Media relations
Kathryn McLeland +44 (0) 20 7116 4943	Thomas Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: www.home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

1	Note that these announcement dates are provisional and subject to change. Any changes to the Scrip Dividend Programme dates will be made available at www.home.barclays/dividends.
2	The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into GBP for accounting purposes.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm UK time, Monday to Friday, excluding UK public holidays.